UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 001-31930

ATLATSA RESOURCES CORPORATION

(Translation of registrant’s name into English)

15th Floor, 1040 West Georgia Street,

Vancouver, British Columbia, Canada, V6E 4H8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management’s Discussion and Analysis for the three months ended March 31, 2016.

2.	Consolidated Interim Financial Statements for the three months ended March 31, 2016.

3.	Canadian Form 52-109F2-Certification of Filings – CEO.

4.	Canadian Form 52-109F2-Certification of Filings – CFO.

Document 1

MANAGEMENT DISCUSSION
AND
ANALYSIS
for the three months ended
March 31, 2016
EMPOWERED TO PRODUCE

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

1.0 Glossary of Terms

In addition to terms defined in the text of this Management’s Discussion and Analysis (“MD&A”), certain terms used in this MD&A are defined as follows:

“AG8” means an adjustment to the carrying amount of the financial instrument (i.e. the New Senior Facilities Agreement) should the estimated future cash flows or the interest rate change after the calculation of the effective interest rate on initial recognition. This means that any change in expectations of future cash flows or interest rates are reflected in the adjusted carrying amount, and that change in the carrying amount is recognized immediately as a gain or loss in the Consolidated Statement of Comprehensive Income;

“Anglo Platinum” means Anglo American Platinum Limited, a subsidiary of Anglo American plc;

“Atlatsa Holdings” means Atlatsa Holdings Proprietary Limited, a private company incorporated under the laws of South Africa;

“Boikgantsho” means Boikgantsho Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, located on the Northern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the Northern portion of the Overysel farm. The mineral properties of both farms were sold to RPM on December 13, 2013. This company is dormant as of December 13, 2013;

“Bokoni” or “Bokoni Mine” means Bokoni Platinum Mines Proprietary Limited, a private company incorporated under the laws of South Africa, formerly named Richtrau No. 177 Proprietary Limited, and which is a wholly owned subsidiary of Bokoni Holdco;

“Eastern Ga-Phasha” means the Eastern section of Ga-Phasha, located on the Eastern Limb of the Bushveld Complex in South Africa, comprising the farms Paschaskraal and De Kamp, which was sold and transferred to RPM on December 13, 2013;

“Fair value” of a loan represents the fair value difference between the Company’s cost of borrowing when compared to a market related cost of borrowing available to the Company;

“Ga-Phasha” means Ga-Phasha Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco. This company is dormant as of December 13, 2013;

“Kwanda” means Kwanda Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco, which owns the Kwanda Project;

“New Senior Facilities Agreement” means the senior term loan and revolving facility agreement dated March 27, 2013 between Plateau and RPM, pursuant to which RPM made available to Plateau on December 13, 2013, a senior term loan and revolving facility in a total amount of up to $202.7 million (ZAR2,300.0 million). Subsequent to the repayment of $74.8 million (ZAR750.0 million converted at transaction date: January 31, 2014) from the subscription for 125 million Common Shares, in the Company by RPM on January 31, 2014, the facility’s limit for drawdowns, was reduced to $136.6 million (ZAR1,550.0 million). On December 9, 2015, the New Senior Facilities Agreement was amended and restated to increase the availability under the facility by $6.3 million (ZAR71.4 million) to enable Plateau to advance its 51% pro rata share of the backlog of trade and other payables due to RPM of approximately $12.3 million (ZAR140.0 million) to be repaid;

“Project companies” or “Projects” means Mining exploration in Kwanda. In the previous year this also included Boikgantsho, Kwanda and Ga-Phasha. Boikgantsho and two farms in Ga-Phasha (De

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Kamp and Paschaskraal) were sold to RPM and the remaining two farms in Ga-Phasha (Avoca and Klipfontein) were transferred to Bokoni Mine on December 13, 2013. See the “segment information” (note 16) in the unaudited Condensed Consolidated Interim Financial Statements for Q1 2016 for more details;

“Refinancing Plan” means the plan for the refinancing, recapitalization and restructure of the Company and the Bokoni Group completed between 2012 and 2014. Refer to Item 4. A.5. Refinance Plan (2012-2014)” in Atlatsa’s Annual Report on Form 20-F for Fiscal 2015, which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov;

“Restructure Plan” means the restructuring as announced on September 16, 2015. Refer to Section 1.3 Bokoni Restructure Plan for more detail;

“SAMREC” means the principles contained in the South African Code for Reporting of Mineral Resources and Mineral Reserves of 2007, revised in 2009, also known as the “SAMREC Code”;

“Shareholder’s Loan” means the portion of the debt between RPM and Bokoni Holdco. When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. In respect of loans with shareholders, the difference between the loan received and the amount recognized at fair value on initial recognition, is recognized as a fair value gain or loss directly in equity;

“Term Loan Facility” means the facility that was entered into with RPM, providing a $29.4 million (ZAR334.0 million) facility to enable Plateau to advance its 51% pro rate share of the shareholder loans to Bokoni Holdco for the sole purpose of enabling Bokoni Mine to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from Bokoni Mine cash flows; and

“Western Ga-Phasha” means the Western section of Ga-Phasha, located on the Eastern Limb of the Bushveld Complex in South Africa, comprising the Klipfontein and Avoca mineral properties, which was consolidated with the Bokoni Mine’s activities on December 13, 2013.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws, including without limitation, statements relating to potential acquisitions and/or disposals, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects such statements appear in a number of different places in this MD&A and can be identified by words such as “anticipate”, “estimate”, “project”, “expect”, “intend”, “believe”, “plan”, “forecasts”, “predicts”, “schedule”, “forecast”, “predict”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; Bokoni Mine will maintain production levels in accordance with mine operating plan; the Restructure Plan (defined below) will continue to be implemented as planned, and is anticipated to be fully completed by Quarter 2 of 2016 (refer to 1.3 Bokoni Restructure Plan) and on the expected timeframes and will achieve improvements in production and operational efficiencies as anticipated; the Platreef Projects will continue to be positive (refer to 1.7.2. Platreef Exploration

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Properties, Northern Limb); contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns, strikes or community unrest are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include: uncertainties related to the timing, implementation and financial and operational outcomes expected as a result of the Restructure Plan at Bokoni Mine (refer to 1.3 Bokoni Restructure Plan); uncertainties related to the continued implementation of the Bokoni Mine operating plan and opencast mining operations; uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans; fluctuations in market prices, levels of exploitation and exploration successes; changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation; continued availability of capital and financing; general economic, market or business conditions; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, industrial unrest and strikes; political instability; suspension of operations and damage to mining property as a result of community unrest and safety incidents; insurrection or war; the effect of HIV/AIDS on labour force availability and turnover; delays in obtaining government approvals; and the Company’s ability to satisfy the terms and conditions of the Term Loan Facility, as described in Section 1.10 Liquidity (refer to the summary in the Sections 1.10.1. Going Concern Assumption) and to 1.3 Bokoni Restructure Plan, and under “Going Concern” in note 2 of the unaudited Condensed Consolidated Interim Financial Statements for Q1 2016. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in Atlatsa’s Annual Report on Form 20-F for Fiscal 2015, which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Atlatsa or persons acting on its behalf. Atlatsa assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary notes and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, Canadian securities regulators or the SEC and which are publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Non-IFRS Measures

Earnings before net finance costs, income tax, depreciation and amortization (“EBITDA”) is not a recognized measure under IFRS and should not be construed as an alternative to net profit or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of Atlatsa’s liquidity and cash flows. While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes, Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers. See note 16 entitled “Segment Information” of the unaudited Condensed Consolidated Interim Financial Statements for Q1 2016 and note 38 of the audited Consolidated Financial Statements for Fiscal 2015 and 2014, for a reconciliation of EBITDA to net income/(loss) which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Cautionary Note to U.S. Investors

This MD&A uses the terms “measured resources” and “indicated resources”. Atlatsa advises U.S. investors that while those terms are recognized and required by Canadian securities regulators, the SEC does not recognize them. U.S. investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Annual Report on Form 20-F.

This MD&A uses the term “inferred resources”. Atlatsa advises U.S. investors that while the term “inferred resources” is recognized and required by Canadian securities regulators, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with U.S. standards.

Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Annual Report on Form 20-F, which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note to Investors Concerning Technical Review of the Bokoni Mine and Western Ga-Phasha

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of the Bokoni Mine and of (Western) Ga-Phasha. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. Under U.S. mining standards, a full feasibility study would be required in order for such mineralized material to be included in the cash flow analysis, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify these parts of the Bokoni Mine’s and Western Ga-Phasha’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity and for fluctuation in the

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016 availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control or influence over the prices of these metals, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper or nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available to the Company on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations and the accommodation of local and community concerns. The conclusions, assumptions and economics of the technical review are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.1 Introduction

This MD&A should be read in conjunction with the (i) unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2016 (“Q1 2016”) and related notes thereto, and (ii) the audited Consolidated Financial Statements for the years ended December 31, 2015 and 2014 and related notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A is prepared as of May 13, 2016.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements. Refer to “Cautionary Note Regarding Forward-Looking Statements”.

All dollar figures stated herein are in Canadian dollars (“$”), unless otherwise specified. The closing South African Rand (“ZAR”) to $ exchange rate as at March 31, 2016 was ZAR11.34=$1 compared to ZAR9.57=$1 at March 31, 2015 and ZAR11.18=$1 at December 31, 2015. Unless otherwise specified all ZAR figures have been converted at either the closing or average exchange rate (depending on the item) as at March 31, 2016.

Atlatsa Resources Corporation (“Atlatsa” or “Company”) is incorporated under the laws of the Province of British Columbia and its common shares without par value (“Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) (symbol: ATL) and the JSE Limited, a licensed exchange under the South African Securities Services Act, 2004 (“JSE”) (symbol: ATL).

On July 10, 2015, the Company announced its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the U.S. Securities and Exchange Commission (the “SEC”) to voluntarily withdraw its common shares from listing on the NYSE MKT. The Company filed the Form 25 on July 20, 2015 and the delisting was effective 10 days following the filing of the Form 25. The Company remains an SEC registrant and will review this position prior to the first anniversary of the delisting off the NYSE MKT .The Company’s common shares continue to be listed on the TSX and the JSE.

On September 16, 2015, the Company advised that it, together with its joint venture partner, Anglo American Platinum Limited (“Anglo Platinum”), had determined to implement a restructure plan at Bokoni Mine. Refer to Section 1.3 Bokoni Restructure Plan for more detail.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Additional information about Atlatsa, including its Annual Report on Form 20-F for the year ended December 31, 2015, is publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

1.2 Overview

Atlatsa is engaged in the mining, exploration and development of platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium mineral deposits (“PGM”) located in the Bushveld Igneous Complex, South Africa (the “BIC”). South Africa has more than 80% of the world’s platinum reserves, and is the world’s largest producer of PGM. These vast resources occur together with the world’s largest reserves of chromium and vanadium ore in the unique BIC geological formation.

Atlatsa’s objective is to become a significant PGM producer with a diversified PGM asset base, including production and exploration assets. Atlatsa controls a significant estimated mineral resource base of approximately 55.8 million ounces in the measured category, 27.2 million ounces in the indicated category and 71.1 million ounces in the inferred category. Of this estimated mineral resource base, approximately 28.5 million ounces in the measured category, 13.9 million ounces in the indicated category and 36.3 million ounces in the inferred category are attributable to Atlatsa. See page 13 of Atlatsa’s technical report titled “An Independent Qualified Persons’ Report on the Bokoni Platinum Mine, in the Mpumalanga Province, South Africa” dated April 24, 2013 and filed on SEDAR at www.sedar.com and furnished on EDGAR at www.sec.gov on May 14, 2013.1

Atlatsa, through its wholly owned South African subsidiary, Plateau Resources Proprietary Limited (“Plateau”), holds a 51% interest in Bokoni Platinum Holdings Proprietary Limited (“Bokoni Holdco”), a private company incorporated under the laws of South Africa, which is the holding company of Bokoni, Kwanda, Boikgantsho and Ga-Phasha. Bokoni Holdco holds a 100% interest in several PGM projects, including the operating Bokoni Platinum Mines Proprietary Limited (“Bokoni Mine”) and the Kwanda PGM project, located on the Northern Limb of the BIC. Atlatsa also holds direct interest in the Central Block properties (refer to Section 1.7.2. Platreef Exploration Properties, Northern Limb) and indirect in the Kwanda and Rietfontein properties (refer to 1.7.2.1. Rietfontein Project and 1.7.2.3. Kwanda Project respectively). As a result of a transaction with Rustenburg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of Anglo Platinum on December 13, 2013, Boikgantsho and Ga-Phasha do not currently hold any mineral properties and are now dormant.

Bokoni Mine located on the Eastern Limb of the BIC on the Diamond, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad, Brakfontein, Zeekoegat, Avoca and Klipfontein farms, is the Company’s operating mine and its only producing asset. Kwanda holds assets which are currently in the exploration stage. See Section 1.7 Operations for more details of each of the entities.

RPM holds a 22.55% interest in the Company. RPM holds a 49% interest in Bokoni Holdco. During Fiscal 2011, Fiscal 2012 and Fiscal 2013, Atlatsa and Anglo Platinum engaged in negotiations to refinance, restructure and recapitalize the Company. On January 31, 2014, the Company announced completion of the refinancing plan for the refinancing, recapitalization and restructure of Atlatsa. See prior filings for more details.

[1]	To note: Bokoni Mine is situated in the Limpopo Province and incorrectly referenced as Mpumalanga in the above report. No material change has occurred and there is therefore no need for an updated report.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

The corporate structure of Atlatsa and its subsidiaries as of the date hereof, was as follows:

*	Black Economic Empowerment.
**	ESOP Trust is consolidated into the Company.
#	Dormant as of December 13, 2013.
^	Bokoni Rehabilitation Trust is consolidated into Bokoni.

Financial and Operational Highlights for Q1 2016

The following are key financial consolidated performance highlights for Atlatsa for Q1 2016:

•	Atlatsa incurred an operating profit of $8.7 million and a profit before tax of $2.0 million for Q1 2016, compared to an operating loss of ($13.4 million) and loss before tax of ($18.2 million) for Q1 2015. The significant items are listed below:

•	The Company realized a gross loss for Q1 2016 of ($7.7 million), compared to a gross loss of ($11.1 million) in Q1 2015. Refer to Section 1.8 Discussion of Operations for details regarding the changes year-on-year.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

•	The Company reversed the year-end provision of the Restructure Plan costs, by releasing $7.7 million in Q1 2015. As at March 31, 2016, a provision of $0.5 million still remains with regards to the estimated costs associated with a significant labour restructuring, legal, human resources and security related charges. Refer note 13 of the unaudited Condensed Consolidated Interim Financial Statements for Q1 2016 and Section 1.3 Bokoni Restructure Plan.

•	The Company has recognized a fair value gain and AG8 adjustments of $10.5 million in its Consolidated Statement of Comprehensive Income for Q1 2016, compared to a fair value gain and AG8 adjustments of $0.3 million for Q1 2015. Refer to Section 1.15 Critical Accounting Estimates – “Fair value of the New Senior Facilities Agreement” and “Term Loan Facility” for a discussion on the fair value adjustments.

•	The net profit (after tax) was $0.6 million for Q1 2016 as compared to a net loss (after tax) of ($16.8 million) for Q1 2015.

•	The basic and diluted loss per share was $0.00 for Q1 2016 as compared to the basic and diluted loss per share for Q1 2015 of ($0.02). The basic and diluted loss per share is based on the profit attributable to the shareholders of the Company of $2.0 million for Q1 2016 as compared to the loss attributable to the shareholders of the Company of ($8.9 million) for Q1 2015.

•	During Q1 2016, the Bokoni Mine produced 36,609 platinum, palladium, rhodium and gold (“4E”) ounces as compared to 42,875 4E ounces during Q1 2015. The decrease is mainly attributable to the 14% decrease in production tonnes milled. The UM2 and Vertical Merensky shaft operations were placed on care and maintenance in August and December 2015, respectively. The impact of these two shafts not being in production during Q1 2016 is discussed in Section 1.7 Operations - 1.7.1. Bokoni Mine – “Operations”.

Consolidated Statement of Financial Position

Q1 2016 compared to Fiscal 2015

The following are the key changes in financial conditions for Q1 2016 compared to Fiscal 2015:

•	Atlatsa’s total assets remained consistent, increasing by $3.2 million (+1.0%) from $326.4 million at December 31, 2015 to $329.6 million at March 31, 2016. This increase in total assets is primarily due to an increase in unrestricted cash and equivalents primarily due to the drawdown that took place on the Term Loan Facility with RPM (refer to Section 1.4.4. Term Loan Facility) slightly offset by the deterioration of (1.5%) of the ZAR against the $ since December 31, 2015.

•	Atlatsa’s total liabilities increased by $2.9 million (+1.1%) from $273.8 million at December 31, 2015 to $276.7 million at March 31, 2016. This increase in total liabilities is primarily due to the drawdown that took place on the Term Loan Facility with RPM (refer to Section 1.4.4. Term Loan Facility).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Trends

Q1 2016 market trends in the PGM sector were dominated by macro economic factors surrounding an upward trend movement in US$ precious metal prices, together with a continued depreciation in the ZAR/ USD currency exchange.

There was no major corporate activity in the PGM sector, despite previous expectations surrounding further consolidation within the South African PGM sector continuing into CY 2016.

The prolonged pressure build up within the South African PGM sector, against what the Industry now accepts as an anticipated “lower for longer” price environment for PGM metal prices for the next few years, culminated in an announcement by Anglo Platinum surrounding its asset portfolio, including placing certain operations on care and maintenance, further cut backs on capital expenditure and earmarking further assets for disposal.

Demand

The European diesel dominated automotive sectors remain of great importance to the PGM sector. As the introduction of Euro VI emission control standards in European economies takes hold it is anticipated that platinum demand will increase in the medium term.

There continues to be encouraging signs for improved palladium demand growth as manufacturing recoveries in the gasoline dominated United States and Chinese economies’ automobile sectors continue to show strong performance. Recent policy and legislative initiatives in China, aimed at improving air quality and the introduction of hydrogen fuel cell powered motor vehicles by major motor manufacturers, are anticipated to increase demand in the PGM sector in the medium term.

Supply

In addition to labour unrest, the South African PGM sector remains under pressure from rising costs, largely associated with imported inflation on key materials and power utility charges, which have increased by a compounded annual rate of 15% over the last 3 years.

Given the continued pressure for PGMs, it has been widely anticipated that there should be a significant supply side response from South African PGM producers by either reducing or closing uneconomic production. The anticipated supply side response has not occurred in any meaningful manner, with most South African PGM producers announcing either a slow down or reduction in further project expansions, with moderate production growth expectations going forward. The situation in South Africa is further complicated politically by the risk of significant job losses as a result of mine closures in an economy which already grapples with a 25% unemployment rate.

Wage negotiations in the South African PGM sector are due to commence during Q2 2016. The impact of these wage negotiations will be closely monitored, having regard to these being the first meaningful negotiations after a prolonged wage related strike, led by the AMCU labour union, in 2013.

Pricing

During Q1 2016 US$ PGM metal prices trended upwards from a six year low base in Q4 2015. This was largely attributable to a general upward trend in the precious metals complex against concerns surrounding US interest levels moving forward for 2016. At the same time we continued to witness depreciation in the ZAR currency against the US$, largely exacerbated by recent political events in South Africa which is facing a potential sovereign credit downgrade from international rating agencies.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

The net result of these two movements was an upward movement in the ZAR PGM basket price when compared to the previous quarter.

Notwithstanding this positive trend in pricing a large part of the South African PGM industry remains under significant pressure. At spot prices it is estimated that approximately one half of the South African PGM industry remains loss-making.

The future market direction and catalysts for PGMs remains volatile, with concerns surrounding the short term sustainability of recent price movements. PGM pricing going forward will, to a large extent, be determined by a supply side response from major South African producers in 2016 and economic growth outlooks for key economies affecting PGM demand such as the United States, Europe, Japan and China.

1.3 Bokoni Restructure Plan

On September 16, 2015, the Company announced, together with Anglo Platinum, that to ensure the future optimization of Bokoni Mine, the Company will implement an operational and financial restructure plan at Bokoni Mine. The primary objective of the Restructure Plan (“Restructure Plan”) (refer to Section 1.10.1. Going Concern Assumption for the necessity of the Restructure Plan) is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

The Restructure Plan was based on the following assumptions for Fiscal 2016:

•	Platinum price per ounce over life of mine: US$1,392

•	4E average basket price per ounce: ZAR13,545

•	ZAR/US$ exchange rate: 11.92

Implementation of the Restructure Plan at Bokoni Mine is anticipated to result in:

•	the older, high cost UM2 and Vertical Merensky shaft operations being placed on care and maintenance in August and December 2015, respectively (refer to Section 1.7 Operations - 1.7.1. Bokoni Mine – “Operations”);

•	continued ramp up of the Middelpunt Hill UG2 and Brakfontein Merensky development shafts to steady state production of 60,000 tonnes per month (“tpm”) the fourth quarter of 2016 and 100,000 tpm by 2019, respectively (refer to Section 1.7 Operations - 1.7.1. Bokoni Mine – “Operations”);

•	continued mining at the Klipfontein Merensky opencast operation as a mill gap filler during ramp up of the underground operations (refer to Section 1.7 Operations - 1.7.1. Bokoni Mine – “Klipfontein Opencast Project”);

•	significant reduction in labour overheads; and

•	reduction in Bokoni Mine’s unit cost of production (refer to 1.8 Discussion of Operations – “Cost of Sales”).

Bokoni Mine issued a Section 189 (3) notice to relevant parties pursuant to Section 189A of the South African Labour Relations Act, 66 of 1995 (“LRA”) on September 15, 2015, for the commencement of a consultation process on the contemplated retrenchments of its employees based on operational requirements.

The anticipated costs of implementing the Restructure Plan will be financed from the operating cash flows and Term Loan Facility provided by RPM (refer to Section 1.4.4. Term Loan Facility).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

As at March 31, 2016 the Restructure Plan was well advanced and is anticipated to be fully completed by Quarter 2 of 2016. To date, on base cost calculated from August 2015, operational costs have reduced by 15% on average per month, which was achieved by a significant reduction in the labour force. Bokoni Mine labour complement reduced by 38.3% from 6,348 as at March 31, 2015 to 3,917 as at March 31, 2016. The reduction is made up of a 62.5% decrease in contractors and a 19.5% decrease in own mine employees (refer to Section 1.8 Discussion of Operations).

1.4 Debt Arrangements

1.4.1. New Senior Facilities Agreement

The total amount made available to Plateau on December 13, 2013, under the Senior Facilities Agreement (the “New Senior Facilities Agreement”) was $202.7 million (ZAR2,300.0 million). Subsequently, Atlatsa used the proceeds of $74.8 million (ZAR750.0 million converted at transaction date: January 31, 2014) from RPM’s subscription for 125 million Common Shares in the Company on January 31, 2014, to reduce the amount outstanding between Plateau and RPM under the New Senior Facilities Agreement to $136.6 million (ZAR1,550.0 million), becoming the amended maximum available for drawdowns under this facility.

As discussed under Section 1.10 Liquidity, a backlog of trade and other payables owed to RPM by Bokoni Mine of $12.3 million (ZAR140.0 million) exists. On December 9, 2015, the New Senior Facilities Agreement was amended and restated to increase the availability under the facility by $6.3 million (ZAR71.4 million) to make available funds to Plateau to repay its 51% pro rata share of the $12.3 million (ZAR140.0 million) backlog of trade and other payables. As at the date hereof; a condition precedent remains outstanding and it is anticipated will be met by Quarter 2 of 2016. On mutual agreement with RPM the repayment would take place once the condition precedent has been met.

In the event Plateau draws down on the facility available under the New Senior Facilities Agreement to fund its 51% contribution to Bokoni Holdco, RPM is obliged to meet its 49% contribution to Bokoni Holdco as a shareholder loan to Bokoni Holdco.

Pursuant to the March 27, 2013, shareholders agreement between Plateau, RPM and Bokoni Holdco (“Bokoni Holdco Shareholders Agreement”), the Board of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. See Section 1.7 Operations - “Bokoni Mine”.

RPM’s 49% contributions to Bokoni Holdco between December 13, 2013 and March 31, 2014 were treated as shareholder loans. The Board of Bokoni Holdco, as per the Bokoni Holdco Shareholders Agreement, treated these loans as shareholder’s loans. The last capitalization that took place under this facility was in Fiscal 2014. There are no shareholders loans from this facility as of March 31, 2016.

Although the facility limit of the New Senior Facilities Agreement was fully drawn in Q1 2014, Anglo Platinum’s Board of Directors agreed to allow $14.1 million (ZAR160.0 million) in ‘to be accrued’ interest above the facility limit of $136.6 million (ZAR1,550 million) and the amendment increase of $6.3 million (ZAR71.4 million) (the Company’s pro-rata share as discussed above). This brings the total available facility to $157.0 million (ZAR1,781.4 million). The total amount outstanding under the New Senior Facilities Agreement as of the date hereof was $148.7 million (ZAR1,686.9 million), inclusive of accrued interest. Refer to the table documented under Section 1.11 Capital Resources.

The repayment terms of the New Senior Facilities Agreement include quarterly cash sweeps, when cash is available. Atlatsa is required to reduce the outstanding balance (including capitalized interest) under

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016 the New Senior Facilities Agreement to $88.2 million (ZAR1.0 billion) by December 31, 2018, $44.1 million (ZAR500.0 million) by December 31, 2019, and zero by December 31, 2020.

1.4.2. Working Capital Facility

On December 13, 2013, Plateau and RPM entered into a working capital facility whereby RPM agreed to provide a maximum of $2.6 million (ZAR30.0 million) to Plateau each year from 2013 to 2015, inclusive, up to an aggregate amount of $7.9 million (ZAR90.0 million), including capitalized interest, to fund Plateau’s corporate and administrative expenses through to 2015 (the “Working Capital Facility”). Due to cost saving initiatives at Plateau, the full drawdown of 2015 was not utilized, and RPM made the remainder of this facility available in 2016.

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a rate of three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $7.9 million (ZAR90.0 million) at any time, including capitalized interest. Atlatsa is prohibited from paying any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility is repayable in full by December 31, 2018.

Pursuant to amendments made to the Working Capital Facility (the “amended Working Capital Facility”) all conditions precedent were met on May 21, 2015 and an additional $2.8 million (ZAR32.0 million) became available in addition to the original $7.9 million (ZAR90.0 million), bringing the total amount of this facility to $10.8 million (ZAR122.0 million). The outstanding contractual balance as of the date hereof is $9.3 million (ZAR105.9 million); inclusive of cumulative capitalized interest.

During Q2 2015, $2.6 million (ZAR29.0 million) was advanced under the amended Working Capital Facility. RPM’s 49% contributions to Bokoni Holdco in June 2015 were treated as shareholder loans. On August 21, 2015, this shareholder loan of $2.8 million was capitalized. Refer to note 11 in the unaudited Condensed Consolidated Interim Financial Statements for Q1 2016. Any shareholder loans bear no interest and have no repayment terms; however, at the end of March 31, 2016, there were no shareholders loans under this facility.

1.4.3. Advance on the Purchase of Concentrate Revenue

In addition to the other facilities provided, RPM agreed to fund the Bokoni Mine, pursuant to the Advance on Concentrate Revenue Agreement (the “Advance”), with an advance on the sale of concentrate revenue made to RPM pursuant to the Concentrate Agreement, at an interest rate of three-month JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014.

The Advance provided that RPM may advance funds to Bokoni up to an amount equal to the lower of 90% of an advance on revenue for the preceding two months and $31.7 million (ZAR360.0 million), provided that the amount advanced does not exceed the actual cash requirements for that month. The terms of the Advance were re-negotiated in March 2014 to permit RPM to advance funds to Bokoni up to an amount equal to the lower of 95% of an advance on revenue for the preceding two months and $41.9 million (ZAR475.0 million), provided that the amount advanced does not exceed the actual cash requirements of Bokoni Mine for that month, and to extend the term of the Advance to March 30, 2015. In July 2014, the Advance was amended to extend the term of the agreement to December 31, 2015.

Drawdowns pursuant to the Advance of $51.3 million (ZAR582.2 million) were made against the concentrate revenue in Q1 2016. As at March 31, 2016, RPM advanced additional funds (not supported by physical metal deliveries) on the purchase of concentrate agreement of $2.3 million (ZAR26.1 million) to secure short term funding. This advance was repaid from short-term cash flows during April 2016.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

See Section 1.10.1. Going Concern Assumption for details on how the Advance will be utilized.

1.4.4. Term Loan Facility

On December 9, 2015, Plateau entered into a Term Loan Facility Agreement (the “Term Loan Facility”) with RPM, providing a $29.4 million (ZAR334.0 million) facility to enable Plateau to advance its 51% pro-rate share of the shareholder loans to Bokoni Holdco for the sole purpose of enabling Bokoni to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from Bokoni Mine cash flows. RPM will fund its 49% pro-rata share of cash calls made by Bokoni in accordance with the joint venture shareholders’ agreement between the parties.

The Term Loan Facility bears no interest and replaces the letter of support of November 10, 2014 received from RPM (refer to Section 1.10.1. Going Concern Assumption). If however, any amount which is due and payable in accordance with the Term Loan Facility is unpaid, the unpaid amount shall accrue interest at the prime rate plus 2%. The Term Loan Facility is repayable at the earlier of an event of default and December 31, 2018. There will be a mandatory repayment upon the occurrence of a change of control or a sale of all or substantially all the assets of Bokoni whether in a single transaction or a series of related transactions. For further details on the conditions of this Term Loan Facility, refer to Section 1.10.1.2. Term Loan Facility.

On March 8, 2016 the conditions precedent to utilization of the Term Loan Facility were met, allowing for draw-downs to finance operational cash short falls and the repayment of funds advanced by RPM (not supported by physical metal deliveries) on the purchase of concentrate agreement to secure short term funding until the conditions precedent had been met.

A full draw-down of $29.4 million (ZAR334.0 million) was made on March 22, 2016, to enable Plateau to fund its 51% pro-rata share towards the repayment of advances by RPM (not supported by physical metal deliveries) of $47.8 million (ZAR541.7 million) to Bokoni outstanding at March 31, 2016. The balance, $10.0 million (ZAR113.2 million), was utilized to repay the Advance. RPM was obliged to meet its 49% share of the cash call ($28.3 million (ZAR320.9 million)) in accordance with the joint venture shareholders’ agreement between the parties.

1.4.5. Security

The outstanding indebtedness under the New Senior Facilities Agreement is secured through various security instruments, guarantees and undertakings provided by Atlatsa against its portion (51%) of the cash flows generated by Bokoni and its portion (51%) of Bokoni’s asset base.

Atlatsa Holdings will provide security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals. The Company’s debt is denominated in ZAR.

1.5 Black Economic Empowerment

Atlatsa, through Atlatsa Holdings, is compliant with the Black Economic Empowerment (“BEE”) requirements. BEE is aimed at substantially increasing participation by Historically Disadvantaged Persons (“HDPs”) in the South African economy and redressing the imbalances caused by the

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Apartheid system, by seeking to substantially and equitably increase its citizens’ ownership and management of South Africa’s resources.

1.6 Environmental Matters

The South African National Environmental Management Act 107 of 1998 as well as the Mineral and Petroleum Resources Development Act of 2002 (“MPRDA”), requires that operations are carried out in accordance with generally accepted principles of sustainable development. It is a MPRDA requirement that an applicant for a mining right make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for premature closure; planned decommissioning and closure; and post closure management of residual and latent environmental impacts.

The Company makes full provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis at the time of developing the mines and installing those facilities.

The rehabilitation provision represents the present value of rehabilitation costs relating to mine sites, which are expected to be incurred up to 2039, which is when the producing mine properties are expected to cease operations. These provisions have been created on the Company’s internal estimates. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for necessary rehabilitation works required that will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mine ceases to produce at economically viable rates. This, in turn, will depend on future PGM prices, which are inherently uncertain.

An assessment of the Bokoni Mine was completed in Q4 2015, to determine the environmental rehabilitation liability as at December 31, 2015. This assessment was used to calculate the environmental rehabilitation liability as at March 31, 2016. The total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (discounted at the 2015 risk free rate of 9.63% (2014:7.96%)), was estimated at $13.9 million (ZAR157.6 million) for Q1 2016 compared to $14.1 million (ZAR135.0 million) for Q1 2015 and $13.8 million (ZAR153.9 million) as at December 31, 2015.

The undiscounted future environmental rehabilitation liability was estimated at $23.4 million (ZAR261.2 million) as at December 31, 2015, compared to $19.3 million (ZAR191.6 million) as at December 31, 2014.

The Company makes annual contributions to a dedicated trust fund (the “Environmental Trust Fund”) to cover the estimated cost of rehabilitation during and at the end of life of the Bokoni Mine. As at March 31, 2015, the amount invested in the Environmental Trust Fund was $3.7 million (ZAR42.3 million) compared to $4.0 million (ZAR38.0 million) at March 31, 2015 and was $3.7 million (ZAR41.2 million) at December 31, 2015. The $10.2 million (ZAR115.3 million) shortfall between the funds invested in the Environmental Trust Fund and the estimated rehabilitation cost is covered by a guarantee from RPM.

Atlatsa’s mining and exploration activities are subject to extensive environmental laws and regulations, which are constantly changing and are generally becoming more restrictive. Atlatsa has incurred, and expects to incur in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. The Company is evaluating the implications of the release of the financial provision regulations under the National Environmental Management Act (“NEMA”) in

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

November 2015, and will assess the impact these regulations in due course. This could have an impact on the environmental rehabilitation liability as at December 31, 2016.

In December 2013, Bokoni Mine had identified a future pollution risk posed by deep groundwater in certain underground shafts. Various studies have been undertaken by the mine since 2012. In view of the documentation of current information for the accurate estimation of the liability, we are unable to quantify the extent of either the existence or extent of pollution or its source, if any. As such the criteria in IAS 37 for recognizing a liability have not been met.

1.7 Operations

1.7.1. Bokoni Mine

Overview

The Bokoni Mine is an operating mine situated in the Sekhukhune-land District of the Limpopo Province, approximately 80km southeast of Polokwane, the provincial capital, and 330km northeast of Johannesburg, South Africa.

The Bokoni Mine is permitted by two “new order” mining licenses covering an area of 20,394.26 hectares. After the conclusion of the refinancing in 2014, the Bokoni mining right (LP30/5/1/2/2/59 MR) was amended to include two mineral properties - Avoca 472 KS and Klipfontein 465 KS, which were previously considered part of Ga-Phasha. Mining at the Bokoni Mine consists of both surface and underground operations. The surface operation is an opencast operation, mining the Merensky reef and contributes approximately 20% of the total tonnage produced. A vertical shaft and three decline shaft systems provide access to underground mine development and production on the Merensky and UG2 reef horizons. The UG2 production currently accounts for approximately 25% of total production.

In the latter part of Fiscal 2015, the UM2 and Vertical Merensky shaft operations were placed on care and maintenance. Refer to Section 1.3 Bokoni Restructure Plan for more detail.

Road, water and power infrastructure, as well as two processing concentrators, have been installed at the Bokoni Mine, which are sufficient to meet the operational requirements of the Bokoni Mine up to the completion of its first phase growth plans (i.e. increased output to 160.0 kilo tonnes per month (“ktpm”)).

The Bokoni Mine has an extensive ore body, capable of supporting an estimated life-of-mine plan of 22 years (as Bokoni’s mining license expires in 2038). Current mining operations are being conducted at shallow depths, on average 300m below the surface. This benefits the Bokoni Mine’s operations as there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production (tonnes milled) for Q1 2016 averaged 106,402 tpm of ore from its UG2 and Merensky reef horizons (including the opencast), representing a 14.3% decrease from Q1 2015.

Klipfontein Opencast Project

In Q2 2013, Bokoni successfully commissioned its opencast Merensky mine operations which at steady state is expected to produce up to 40.0 ktpm of Merensky ore. The ore mined at the opencast surface operation is used to fill any mill gap (25.0 ktpm to 40.0 ktpm) created as a result of the difference between underground production (120.0 ktpm to 135.0 ktpm) and the concentrator capacity (160.0 ktpm). As the underground operations ramp up to a steady state production of 160.0 ktpm, the tonnages from the opencast operations will decrease accordingly. The remaining expected life of the opencast operation is approximately two years.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

On October 8, 2014, Bokoni suspended operations at its Klipfontein opencast mine pending the outcome of an urgent and full investigation into the fatal injury of a Motsotsi community member. The Bokoni Mine resumed operations on the western side of the Klipfontein opencast on November 3, 2014. The eastern side of the opencast mine remains suspended pending finalization of the investigation by the DMR and the South African Police Services. As of the date hereof, the eastern side of the opencast mine still remains closed.

Operating Plan

Refer to Section 1.3 Bokoni Restructure Plan.

To illustrate the impact of placing the Vertical and UM2 shafts on care and maintenance, refer to the table below:

Description	Unit	Q1	2015	Q1	2016	%
Tonnes delivered	Tonnes	372	661	306	483	(18%)
Underground	Tonnes	231	494	256	456	11%
Merensky
Underground	Tonnes	114	297	123	153	8%
UG2 Underground	Tonnes	117	197	133	302	14%
Under care and Maintenance	Tonnes	97	792		—	(100%)
Opencast	Tonnes	43	375	50	027	15%
Tonnes milled	Tonnes	372	896	319	205	(14%)
Underground	Tonnes	226	541	262	044	16%
Merensky
Underground	Tonnes	114	267	121	070	6%

UG2 Underground	Tonnes	112	274	140	974	26%
Under care and Maintenance	Tonnes	94	751		—	(100%)
Opencast	Tonnes	51	604	57	161	11%
4E Ounces	Tonnes	42	875	36	609	(15%)
Underground	Tonnes	27	793	32	692	18%
Merensky
Underground	Tonnes	12	791	12	473	(2%)

UG2 Underground	Tonnes	15	002	20	219	35%
Under care and Maintenance	Tonnes	11	013		—	(100%)
Opencast	Tonnes	4	069	3	918	(4%)

Management of the Bokoni Operations

On March 27, 2013, Plateau, RPM and Bokoni Holdco entered into the Bokoni Holdco Shareholders Agreement to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Under the Bokoni Holdco Shareholders Agreement, Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be HDPs. Atlatsa has given certain undertakings to RPM in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the Board of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. Should a shareholder default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions until the earlier of (a) the date on which the BEE credits attributable to RPM, and/or arising from Atlatsa’s acquisition of its 51% interest in Bokoni Holdco, become legally secure, and (b) the date on which Plateau has fully repaid the debt owed to RPM pursuant to the New Senior Facilities Agreement.

Pursuant to the terms of shared services agreements between RPM and Bokoni, RPM provides certain services to Bokoni at a cost that is no greater than that charged to any other Anglo American plc group company for the same or similar services (refer to Section 1.13 Transactions with Related Parties). It is anticipated that, as Atlatsa builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. Atlatsa provides certain management services to Bokoni, through Plateau, pursuant to certain services agreements effective from July 1, 2009.

Sale of Concentrate

The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement (the “Concentrate Agreement”) entered into between Bokoni and RPM on July 1, 2009.

Pursuant to the Concentrate Agreement, RPM receives metal-in-concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied). The Concentrate Agreement had an initial five year term ending on July 1, 2014 which was amended on March 27, 2013, as part of the Refinancing Plan to extend the term to December 31, 2020.

Under the terms of the amendment to the Concentrate Agreement, Atlatsa will retain its existing option to acquire an ownership interest in Anglo Platinum’s Polokwane smelter complex on terms agreed upon between RPM and Atlatsa.

1.7.2. Platreef Exploration Properties, Northern Limb

Atlatsa owns mineral rights (“farms”) covering 37,000 hectares comprising the Central Block, the Rietfontein Block and the Kwanda Project (referred to below), which are collectively known as the Platreef Properties. The Platreef Properties are not currently significant projects for the Company.

1.7.2.1. Rietfontein Project

Atlatsa has entered into an agreement (the “Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) relating to the Rietfontein property located on the Northern Limb of the BIC. Salient terms of the Agreement are as follows:

•	The existing joint operation (“JO”) between the parties is amended such that the current Rietfontein JO is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016 property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JO (“the Extended JO”).

•	Atlatsa will be entitled to appoint a member to the Extended JO technical committee and all technical programmes going forward will be carried out with input from Atlatsa.

•	Atlatsa is awarded a 6% free carry interest in the Extended JO, provided that the Extended JO contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Atlatsa has no financial obligations under the Extended JO terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Atlatsa. On delivery of the feasibility study, Atlatsa may elect to either:

•	Retain a participating interest of 6% in the Extended JO and finance its pro rata share of the project development going forward; or

•	Relinquish its participating interest of 6% in the Extended JO in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JO mineral properties.

The operation is dormant with no exploration activities currently taking place except for activities to maintain the prospecting right, which is for the cost of Ivanplats.

1.7.2.2. Central Block

Atlatsa currently holds a 100% indirect ownership interest in the Central Block Project through Plateau.

Renewals of the new order prospecting rights were received in February 2014 for the following farms:

•	Malokongskop 780 LR;

•	Portion 1 of the farm Elandsfontein LR;

•	Hamburg 737 LR;

•	Portion 2 (a portion of portion 1) of Dorstland 768 LR;

•	Portion 3 (a portion of portion 1) of Dorstland 768 LR;

•	Noord Holland 775 LR;

•	Mineral Area 1, excluding Mineral Area 2, on the Remaining Extent of Dorstland 768 LR; and

•	Remaining Extent of Portion 1 of Dorstland 768 LR.

Portion 2 of the Farm Elandsfontein 766 LR is still outstanding.

1.7.2.3. Kwanda Project

Atlatsa currently holds a 51% indirect ownership interest in the Kwanda Project through Bokoni Holdco.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

1.8 Discussion of Operations

Q1 2016 Highlights

In addition to the highlights mentioned under Section 1.2 Overview, the following are noted:

•	Tonnes delivered to the concentrator for Q1 2016 decreased by (17.8%) when compared to Q1 2015, tonnes milled decreased by (14.4%) and closing stock at the concentrator increased by 29.4% for the same comparative period. In the latter part of Fiscal 2015, the UM2 and Vertical Merensky shaft operations were placed on care and maintenance. The impact of these two shafts not being in production during Q1 2016 is discussed in Section 1.7 Operations - 1.7.1. Bokoni Mine – “Operations”;

•	Primary development decreased by (44.9%) in Q1 2016 as compared to Q1 2015 due to the impact of Section 54 stoppages that were imposed by the DMR (refer to “Safety” below) as well as the impact of the restructuring. More emphasis has been placed on secondary development to increase face length available for mining. Primary development at the Bokoni Mine is expected to be sufficient to meet the requirements of the approved Restructure Plan (refer to Section 1.3 Bokoni Restructure Plan);

•	In Q1 2016, recoveries at the concentrator decreased by (1.9%) to 87.5% for the Merensky concentrate, and stayed near constant at 86.3% for the UG2 concentrate. The decrease in recoveries was as a result of increase in through-put and processing lower grade ore from the opencast operation. The opencast concentrate increased by 0.5% to 70.5% for Q1 2016;

•	4E ounces produced decreased by (14.6%) in Q1 2016 when compared to Q1 2015. The decrease is mainly attributable to the decrease in production tonnes milled; and

•	The Lost Time Injury Frequency Rate (including serious injury) (“LTIFR”) for Q1 2016 was 1.43 and has deteriorated by 37.5% when compared to the Q1 2015 LTIFR of 1.04 (refer to “Safety” below).

The key production parameters for the Bokoni Mine for Q1 2016 and for Q1 2015 are depicted in the table below.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Bokoni Production Statistics

		Q1 2016 (Total)	Q1 2016 (opencast)	Q1 2016 (under- ground)	Q1 2015 (Total)	Q1 2015 (opencast)	Q1 2015 (under- ground)	% Change between Q1 2016 (total) and Q1 2015 (total)
4E oz produced	Oz	36 609	32 692	3 918	42 875	4 069	38 805	(14.6)
Tonnes delivered	T	306 483	256 456	50 027	372 661	43 375	329 286	(17.8)
Tonnes milled	T	319 205	262 044	57 161	372 896	51 604	321 292	(14.4)
Recovered grade	g/t milled, 4E	3.6	3.9	2.1	3.6	2.5	3.8	—
UG2 mined to underground output	%	44.2			30.1	—	—	46.8
Development meters	M	1 210			2 195	—	—	(44.9)
Operating cost/tonne milled	ZAR/t	1 389	1 590	464	1 381	584	1 509	—
Operating cost/4E oz	ZAR/4E oz	12 107	12 747	6 765	12 013	7 404	12 496	—
Total permanent labour (mine operations)	Number	2 876			3 571	—	—	(19.5)
Total contractors (mine operations)	Number	1 041			2 777	—	—	(62.5)

Refer to Section 1.3 Bokoni Restructure Plan in respect of the Company’s current plans and project milestones.

Bokoni Mine’s EBITDA increased from ($3.4 million), to $4.0 million, due to the factors discussed below. Refer to the cautionary statement “Cautionary Note Regarding Non-IFRS Measures” under Section 1.1 Introduction with regards to method of calculation of EBITDA.

Revenue

The Company has two reportable segments under IFRS: the Bokoni Mine and the Projects. All external revenue of the Company is generated by the Bokoni Mine segment. The Projects segment generated no revenue.

Revenue was $32.6 million (ZAR413.9 million) for Q1 2016 compared to $52.3 million (ZAR494.9 million) for Q1 2015 representing a (32.0%) decrease in $ terms and a (16.4%) decrease in ZAR terms as a result of the following:

•	4E ounces produced decreased by (14.6%) to 36,609 in Q1 2016 when compared to Q1 2015 of 42,875 4E ounces. The decrease is mainly attributable to the decrease in production tonnes milled. In the latter part of Fiscal 2015, the UM2 and Vertical Merensky shaft operations were placed on care and maintenance. The impact of these two shafts not being in production during Q1 2016 is discussed in Section 1.7 Operations - 1.7.1. Bokoni Mine – “Operations”.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

•	The 4E basket price for Q1 2016 was (2.3%) lower at ZAR11,305 compared to ZAR11,569 for Q1 2015;

•	The average platinum price of US$914 during Q1 2016 was (23.5%) lower when compared to the average of Q1 2015 of US$1,194; and

•	The average realized ZAR/US$ exchange rate for Q1 2016 was ZAR15.85 compared to the average realized exchange rate of ZAR11.74 for Q1 2015 representing a (35.0%) weakening of the ZAR.

Cost of Sales

Consolidated cost of sales for Q1 2016 was $43.2 million (ZAR505.9 million) which is $20.1 million (ZAR93.6 million) less than Q1 2015 of $63.4 million (ZAR599.5 million). This represents a decrease of (31.8%) in $ terms and (15.6%) in ZAR terms.

The main contributors to the cost variances were:

•	Labour costs for Q1 2016 were $17.0 million (ZAR197.4 million), which is a decrease of (31.8%) in $ terms and (16.1%) in ZAR terms, compared to Q1 2015 labour costs of $24.9 million (ZAR235.4 million). The decrease in labour costs was mainly due to the Restructuring Plan being implemented at Bokoni, with a number of employees taking voluntary severance packages during Q4 2015 and continued retrenchments in Q1 2016. Refer to Section 1.3 Bokoni Restructure Plan.

•	Contractor costs for Q1 2016 were $4.3 million (ZAR49.9 million), which is a decrease of (51.0%) in $ terms and (39.8%) in ZAR terms compared to Q1 2015 contractor costs of $8.8 million (ZAR82.8 million). The decrease was due to the Restructure Plan being implemented at Bokoni, which led to the retrenchment of certain contractors.

This was partially offset by the 15.3% increase in opencast tonnes delivered (contractor is paid per tonne delivered).

•	Stores costs for Q1 2016 were $8.4 million (ZAR98.0 million), which is a decrease of (19.0%) in $ terms and (0.5%) in ZAR terms compared to Q1 2015 store costs of $10.4 million (ZAR98.5 million). The decrease was mainly due to a decrease of (10.2%) in square meters and (38.4%) in working cost development, as compared to Q1 2015.

•	Utility costs for Q1 2016 were $2.5 million (ZAR29.4 million), which is a decrease of (24.4%) in $ terms and (7.0%) in ZAR terms compared to Q1 2015 utility costs of $3.3 million (ZAR31.6 million). This decrease was mainly due to the UM2 and Vertical Merensky shaft operations that were placed on care and maintenance in the latter part of Fiscal 2015. The impact of these two shafts not being in production during Q1 2016 is discussed in Section 1.7 Operations - 1.7.1. Bokoni Mine – “Operations”.

This was partially offset by the Eskom Holdings (“Eskom”) rate increase of 12.7% (applicable from April 2015). Due to the Megaflex paying system, Eskom’s rate (Cost/kWh) changes depending on time of usage, i.e. during peak times, utilities will cost more.

•

Sundry costs for Q1 2016 were $5.9 million (ZAR68.6 million), which is a decrease of (16.5%) in $ terms and an increase of 2.7% in ZAR terms compared to Q1 2015 sundry costs of $7.1 million (ZAR66.8 million). This increase was mainly due to an increase in costs to third party suppliers associated with the transfer of tonnes to the concentrator and waste areas

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016 in line with a corresponding increase in underground production (excluding the underground shafts placed on care and maintenance); refer to Section 1.7 Operations - 1.7.1. Bokoni Mine – “Operations”.

Cost per tonne milled for Q1 2016 was $119 (ZAR1,389) compared to $146 (ZAR1,381) in Q1 2015. This represents a decrease of (18.2%) in $ terms and an increase of 0.5% in ZAR terms.

Cost per 4E ounce for Q1 2016 was $1,041 (ZAR12,107) as compared to $1,270 (ZAR12,013) in Q1 2015. This represents a decrease of (18.0%) in $ terms and an increase of 0.8% in ZAR terms.

Exchange Rate

For presentation purposes in the Consolidated Statement of Comprehensive Income for Q1 2016, currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Q1 2016 was ZAR11.63=$1. This represents a weakening of (22.9%) compared to the average exchange rate for Q1 2015 of ZAR9.46=$1.

For the Statement of Financial Position for Q1 2016, the closing ZAR to $ exchange rate for Q1 2016 was ZAR11.34=$1, representing a weakening of (1.5%) as compared to the closing exchange rate at December 31, 2015 of ZAR11.18=$1.

Finance Costs

The New Senior Facilities Agreement was fully utilized by March 31, 2014. No drawdowns took place during Fiscal 2015 or in Q1 2016 under this facility.

The finance costs for Q1 2016 were $6.8 million (ZAR80.4 million) compared to $5.0 million (ZAR48.1 million) in Q1 2015, which is an increase of 36.5% in $ terms due to a fully drawn New Senior Facilities Agreement, as well as finance costs on the Working Capital Facility, the Term Loan Facility and the Advance.

In Q1 2015, $0.8 million (ZAR7.6 million) of interest was capitalized compared to nil in Q1 2016.

Pursuant to the terms of the New Senior Facilities Agreement, the interest on outstanding amounts under the New Senior Facilities Agreement is calculated on the method set out below:

Total Facility Outstanding	2015	2016	2017	2018
Up to ZAR1,000,000,000	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%

From (and including) ZAR1,000,000,000 up to ZAR1,550,000,000	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%

From (and including) ZAR1,550,000,000	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

The interest applicable on the contractual amount outstanding between Plateau and RPM under the New Senior Facilities Agreement is based on the corresponding tranche of the outstanding amount and the calendar year; refer to Section 1.11 Capital Resources, for the contractual value. For accounting

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016 purposes, interest is recorded at a calculated effective interest rate. The outstanding amounts under the New Senior Facilities Agreement have an effective floating interest rate of JIBAR plus 8% for Fiscal 2015.

The Term Loan Facility is not contractually interest bearing; however; for accounting purposes, interest on the drawdown that took place on March 22, 2016 was recorded at a calculated effective interest rate. The outstanding amounts under the Term Loan Facility have an effective interest rate of JIBAR plus 8%.

Safety

Atlatsa’s LTIFR in Q1 2016 of 1.43 has detoriated by (37.5%) when compared to the Q1 2015 LTIFR of 1.04. Four (4) Section 54 stoppages were imposed by the DMR during Q1 2016 compared to 8 stoppages in Q1 2015. This equates to 1,175 platinum ounces lost in Q1 2016 and 1,325 platinum ounces lost in Q1 2015.

The following Section 54 stoppages were encountered during Q1 2016 compared to Q1 2015.

	Shafts stopped	Sections stopped	Platinum ounces lost
Q1 2015	1	3	1,175
Q1 2016	4	4	1,325

Two separate fatal accidents occurred on January 14, 2016 and February 10, 2016, resulting from unnatural causes and a trackless mobile machinery accident, respectively.

The re-deployment of employees from different work areas and shafts as a result of the Restructure Plan impacted their morale, and negatively impacted their safety focus and awareness. Management continues to focus on safety and health of the employees as one of its core pillars.

Refer to Section 1.7 Operations- 1.7.1. Bokoni Mine – “Klipfontein Opencast Project” for the discussion regarding the incident at the opencast on October 8, 2014. This section of the opencast is still closed at the date hereof.

Capital

Total capital expenditure for Q1 2016 was $3.5 million (ZAR41.2 million) (compared to $3.8 million (ZAR36.1 million) for Q1 2015); comprising 44% sustaining capital and 56% project expansion capital (compared to 23% sustaining capital and 77% project expansion capital for Q1 2015). The decrease in capital expenditure is due to cash preservation strategies without having an impact on the mine’s future development plans.

Royalties

The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, imposes a royalty payable to the South African government based on financial profits arising from the transfer of mineral resources. The royalty is a predetermined percentage of 0.5 + ((Earnings before Interest and Tax x 9)/gross sales) which is applied to gross sales of unrefined metal produced.

The royalty payments are due in the following three intervals:

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

•	an initial provision payment due six months into the financial year (i.e. June 30), based on actual and estimated figures;

•	a second provisional payment due twelve months into the financial year (i.e. December 31), based on actual and estimated figures; and

•	a final payment due six months after the financial year (i.e. June 30), based on a true up calculation.

The Q1 2016 royalty tax percentage and resulting royalty expenses for the Bokoni Mine were 0.5% and $0.2 million (ZAR1.9 million), respectively, representing the minimum rates. The royalty tax percentage and royalty expenses for Q1 2015 were 0.5% and $0.2 million (ZAR2.2 million), respectively.

Power Tariff Increases

The National Energy Regulator of South Africa (“NERSA”) has advised that the electricity/power tariffs will increase by 8% per year from 2013 to 2018. On October 3, 2014, NERSA announced its approval of Eskom’s implementation plan of the Regulatory Clearing Account balance of $697.8 million (ZAR7.8 billion) relating to the recoupment of losses after it had under-recovered money during the “multi-year-price-determination control period” between 2010 and 2013. Consumers, including the Bokoni Mine, incurred a 12.7% electricity tariff hike in April 2015.

Because the Bokoni Mine operations are currently taking place at relatively shallow depths, no major refrigeration requirements will be incurred during the next 22 years of mining (as Bokoni’s mining license expires in 2038). Power costs are currently approximately 7% (varying summer and winter tariffs) of total operating costs at the mine operations. Bokoni continues to focus efforts on power usage reduction as part of its efficiency initiatives currently being implemented.

1.9 Summary of Quarterly Results

$ Million	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014	Jun 30, 2014
Revenue	35.6	44.5	57.2	51.7	52.3	54.6	70.4	58.6
Cost of sales	(43.2)	(66.1)	(65.0)	(66.1)	(63.4)	(71.4)	(66.7)	(65.7)

Gross loss	(7.7)	(21.6)	(7.8)	(14.4)	(11.1)	(16.8)	3.7	(7.2)

Profit /(Loss) for the period	0.6	(17.7)	(37.4)	(297.1)	(16.8)	(24.2)	(0.6)	(12)

Basic (loss) per share ($)	(0.00)	(0.02)	(0.04)	(0.23)	(0.02)	(0.02)	(0.00)	(0.01)
Diluted (loss) per share ($)	(0.00)	(0.02)	(0.04)	(0.23)	(0.02)	(0.02)	(0.00)	(0.01)

Weighted number of Common Shares outstanding (million)[1]	554	554	554	554	553	542	593	531
Diluted weighted number of Common Shares outstanding (million)[2]	554	554	554	554	553	542	593	531

1	On a fully diluted basis, post-conversion of the “B” Preference Shares.
2	Including unvested treasury shares issued pursuant to the Company’s Employee Stock Option Plan.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Discussion of Last Eight Quarterly Results

Revenue increased to a high of $70.4 million for Q3 2014 from an all-time low of $35.6 million in Q1 2016. Fluctuations in revenue between the quarters were largely due to the following fluctuations in production, varying PGM basket prices and exchange rates:

•	Production has varied between periods due to production efficiencies, potholing and safety stoppages. Revenue is also impacted by concentrate grade and chrome penalties. Production levels reached a high of 56,025 4E ounces during Q3 2014 and a low of 36,606 4E ounces during Q1 2016. The extent of this variance (34.7%) indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above;

•	Recovered grade varied between a low of 3,38 g/t in Q4 2015 and a high of to 3,76 g/t in Q3 2014, as a result of the significant increase in the amount of development at the operations, as well as lower grade material delivered and recoveries achieved from the opencast operations commissioned in Q2 2013;

•	PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,153 in Q3 2014 to a low of US$713 for Q1 2016. This 38.1% variance indicates the volatility of the PGM basket price due to fluctuations in market demand and supply; and

•	Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during Q2 2014 at an exchange rate of ZAR10.5 = US$1 and the weakest during Q1 2016, which was ZAR15.9 = US$1. The 50.3% variance indicates the volatility of the ZAR against the US$.

The period to period variations in cost of sales are mainly as a result of:

•	Varying labour costs due to changes in labour numbers, annual salary increases, overtime hours and bonus payments;

•	Varying use of contractors depending on management’s production and development planning requirements;

•	Fluctuations in stores costs based predominately on tonnes milled;

•	Varying utility costs between winter and summer tariffs, as well as annual tariff increases;

•	Depreciation charges based on the unit-of-production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalized;

•	Commodities such as fuel and steel are paid for in ZAR, but the price is determined in US$, such that the Company may be subject to a twofold negative impact in the event that the price of the commodity rises at the same time as a deterioration in the ZAR to US$ exchange rate; and

•	Fluctuations in the exchange rate between the $ and the ZAR – although the functional currency of the South African subsidiaries is the ZAR, the presentation currency is the $, such that the cost of sales is impacted by the weakening of the ZAR.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

1.10 Liquidity

As at March 31, 2016 Atlatsa had negative working capital, excluding restricted cash, of ($13.3 million) compared to negative working capital of ($29.1 million) at March 31, 2015 and negative working capital of ($71.1 million) at December 31, 2015.

The Company incurred a net profit for Q1 2016 of $0.6 million compared to a 2015 Q1 loss of ($16.8 million) and a 2015 fiscal year loss of ($369.0 million) ($31.8 million (excluding impairment loss)). The profit for the quarter is primarily as a result of the fair value of the Term Loan Facility, set off by of the softening in the platinum price and a decrease in production volumes and the impact this had on the profitability of the Company’s subsidiary, Bokoni Mine.

The Company’s current liabilities exceeded its current assets by $13.2 million. This deficit arises mainly as a result of the following:

•	The $12.3 million (ZAR140 million) backlog of trade and other payables owed to RPM by Bokoni Mine. By initial agreement with RPM, the backlog of the trade and other payables was deferred and Bokoni was expected to start repaying $1.4 million (ZAR15.6 million) a month from April 2015 to December 2015. On December 9, 2015, the New Senior Facilities Agreement was increased by $6.3 million (ZAR71.4 million) to make available funds to Plateau to repay its 51% pro-rata share ($6.3 million (ZAR71.4 million)) of the backlog, subject to conditions precedent being met. Refer to Section 1.4.1. New Senior Facilities Agreement.

•	RPM advanced additional funds (not supported by physical metal deliveries) on the purchase of concentrate agreement of $2.3 million (ZAR26.1 million) to secure short term funding. This advance was repaid from short-term cash flows during April 2016.

The ratio of current assets (excluding restricted cash) to current liabilities of the Company was 0.6:1 and the Company had unrestricted cash and equivalents of $13.6 million, with zero undrawn facilities under the New Senior Facilities Agreement and Term Loan Facility currently available.

Atlatsa will finance its obligations until May 16, 2017 using available cash resources and by deferring capital expansion costs that do not affect the Bokoni operating plan (refer below for detail). It is expected that RPM, as a 49% shareholder of Bokoni Holdco, will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Atlatsa has the following long-term contractual obligations as at March 31, 2016:

	Obligations due by period ($ million)(1)
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Capital commitments	6.3	6.3	—	—	—
Long-term debt (2)	237.5	2.3	190.6	44.6	—
Operating leases (3)	0.3	0.1	0.2	—	—
Purchase obligations (4)	5.3	5.3	—	—	—
Finance lease obligations(5)	0.2	0.2	—	—	—
Other obligations	—	—	—	—	—

Total	249.6	14.1	190.8	44.6	—

(1)	The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR11.34. Atlatsa’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at the Bokoni Mine as there are no significant obligations to repay interest and capital on long-term debt during the next 12 months.
(2)	The maturity profile of the long term debt as at March 31, 2016.
(3)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.
(4)	The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(5)	Finance leases were entered into during Fiscal 2014 with regards to underground equipment.

See “Financial Instruments and Risk Management” for a discussion of Atlatsa’s debt instruments and associated financial risks.

1.10.1. Going Concern Assumption

The main constraint at Bokoni Mine is the current inability to produce sufficient volumes of high grade underground ore to fill the mill capacity. Even in the event of producing 160 ktpm of higher grade ore from underground, Bokoni Mine will remain marginal at these volumes.

Reviews of the operations indicated that the optimum level of production required to ensure that the Bokoni Mine is profitable and sustainable is around 240 ktpm. This review process culminated in the design and development of the current mine plan, which targets a significant increase in mining and concentrating capacity from 160 ktpm to 240 ktpm. In order for Bokoni to achieve the mining and concentrating scale of 240 ktpm targeted in the aforementioned mine plan, Bokoni would require a significant capital investment.

On September 16, 2015, the Company advised, together with Anglo Platinum, that to ensure the future optimization of Bokoni Mine, the Company will implement an operational and financial restructure plan at Bokoni Mine.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

1.10.1.1. Bokoni Restructure Plan

Refer to the Restructure Plan detailed in Section 1.3 Bokoni Restructure Plan.

1.10.1.2. Term Loan Facility

On December 9, 2015, Plateau entered into a Term Loan Facility RPM, providing a $29.4 million (ZAR334.0 million) facility to enable Plateau to advance its 51% pro-rate share of the shareholder loans to Bokoni Holdco for the sole purpose of enabling Bokoni Mine to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from Bokoni Mine cash flows. RPM will fund its 49% pro-rata share of cash calls made by Bokoni in accordance with the joint venture shareholders’ agreement between the parties.

On March 8, 2016 the conditions precedent to utilization of the Term Loan Facility were met, allowing for draw-downs to finance operational cash short falls and the repayment of funds advanced by RPM (not supported by physical metal deliveries) on the purchase of concentrate agreement to secure short term funding until the conditions precedent had been met.

A full draw-down of $29.4 million (ZAR334.0 million) was made on March 22, 2016, to enable Plateau to fund its 51% pro-rata share towards the repayment of advances by RPM (not supported by physical metal deliveries) of $47.8 million (ZAR541.7 million) to Bokoni outstanding at March 31, 2016. The balance, $10.0 million (ZAR113.2 million), was utilized to repay the Advance. RPM was obliged to meet its 49% share of the cash call ($28.3 million (ZAR320.9 million)) in accordance with the joint venture shareholders’ agreement between the parties. Refer to Section 1.4.4. Term Loan Facility.

1.10.1.3. New Senior Facilities Agreement

The New Senior Facilities Agreement was amended and restated to increase the availability under the facility by $6.3 million (ZAR71.4 million) on December 9, 2015 to enable the backlog of trade and other payables relating to RPM of approximately $12.3 million (ZAR140.0 million) (discussed above) to be repaid in order to manage the Company’s liquidity. As at the date of the issue of the unaudited Condensed Consolidated Interim Financial Statements for Q1 2016 a condition precedent remains outstanding and it is anticipated will be met by Quarter 2 of 2016. On mutual agreement with RPM the repayment would take place once the condition precedent has been met. Refer to Section 1.4.1. New Senior Facilities Agreement.

1.10.2. Going Concern Conclusion

The going concern note to the annual financial statements for the year ended 31 December 2015 (“FY15 Going Concern Note”) provides detailed information regarding the status of Atlatsa’s financial position and Atlatsa’s co-operation with Anglo Platinum.

Atlatsa has fully drawn down on all existing facilities provided by Anglo Platinum, including the Term Loan Facility Agreement referred to in the FY15 Going Concern Note. The cash balance as at March 31, 2016 was $13.6 million. The Company remains in discussions with Anglo Platinum regarding the continued optimisation of Bokoni Mine and additional funding at the discretion of Anglo Platinum going forward. In addition, management is continuously investigating alternative funding avenues with third parties and opportunities to preserve cash in the short term.

The condensed consolidated interim financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that the Restructure Plan will be successfully implemented, including the production profile as per the Restructure Plan being met, and consensus PGM metal price forecasts strengthening to the projected forecasts for 2016, on the basis that additional funding at the discretion of Anglo Platinum is provided, in order to have sufficient cash resources available to settle the Group’s liabilities in the ordinary course of business. This basis is further predicated upon Atlatsa’s success in securing funding from third parties to ensure the long term sustainability of Bokoni Mine.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

These assumptions give rise to a material uncertainty which may cast significant doubt on the ability of the Company and its subsidiaries to continue as going concerns and realise their assets and discharge their liabilities in the normal course of business.

1.11 Capital Resources

Atlatsa’s primary source of capital is debt and its access to capital is dependent upon general commodity and financial market conditions.

As at March 31, 2016, the Company is not in breach of the loan covenants under the New Senior Facilities Agreement, the Advance, the Term Loan or the Working Capital Facility. For a discussion of these debt facilities refer to Section 1.4 Debt Arrangements.

Capital commitments already contracted for by the Company amount to $6.3 million as at March 31, 2016 (compared to $3.6 million at March 31, 2015 and $5.8 million as at December 31, 2015) and are comprised primarily of capital expenditure commitments for property, plant and equipment, and capital-work-in-progress relating to the Bokoni Mine. These capital commitments will be funded by cash available from operations and other available facilities. For Q1 2016, the Company expects authorized but not contracted expenditures of $19.2 million (compared to $31.7 million in Q1 2015 and $4.8 million at December 31, 2015). These are required to maintain the Company’s capacity, to meet planned growth and to fund development activities, discussed under Section 1.7.1. Bokoni Mine.

Atlatsa’s cash balance as at March 31, 2016 was $13.6 million compared to $4.6 million at March 31, 2015 and $3.5 million at December 31, 2015. See Section 1.4 Debt Arrangements.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

A summary of Atlatsa’s debt facilities as at March 31, 2016, is as follows:

	Balance at March 31, 2016	Total available facility		Un-utilized portion of facility
	$ million
New Senior Facilities Agreement (1)(2)	148.7	157.0	(3)(4)	8.3	(5)
Working Capital Facility(6)	9.3	10.8		1.4
Term Loan Facility(7)	29.4	29.4		—
Other(8)	2.3	2.3		—

Total	189.8	199.5		9.8

(1)	Refer to Section 1.4.1. New Senior Facilities Agreement for more details.
(2)	This is disclosed at the contractual value outstanding, and will not agree to the face of the Statement of Financial Position which is shown at fair value.
(3)	On May 5, 2014, an agreement was entered into with Anglo Platinum providing that although the principal amount of the New Senior Facilities Agreement has reached its cap, an aggregate amount of $14.1 million (ZAR160.0 million) of interest was allowed to accrue above the limit of $136.6 million (ZAR1,550.0 million).
(4)	Inclusive of the accrued interest ($14.1 million) and the amendment ($6.3 million) made the New Senior Facilities Agreement has a limit of $157.0 million (ZAR1,781.4 million).
(5)	On December 9, 2015 the New Senior Facilities Agreement was increased by $6.3 million (ZAR71.4 million) to make available funds to Plateau to enable Bokoni to repay the $12.3 million (ZAR140.0 million).
(6)	Refer to the Section 1.4.2. Working Capital Facility.
(7)	Refer to the Section 1.4.4. Term Loan Facility.
(8)	This relates to the advance not supported by physical metal deliveries on the purchase of concentrate agreement of $2.3 million (ZAR26.1 million). Refer to Section 1.4.3. Advance on the Purchase of Concentrate Revenue.

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, a BEE shareholder of Atlatsa, retains at least a 51% fully diluted shareholding in the Company until December 31, 2020. Under the current circumstances, there is minimal availability for the Company to issue additional equity.

The Company currently does not use any financial instruments for hedging or similar purposes.

1.12 Off-Balance Sheet Arrangements

Atlatsa has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

1.13 Transactions with Related Parties

RPM is a 49% shareholder in Bokoni Holdco, and is therefore considered to be a related party to the Company. Atlatsa has a number of agreements with RPM including the Concentrate Agreement and the related Advance whereby Bokoni sells the concentrate produced at the Bokoni Mine to RPM at market related prices, which are calculated using actual market prices and adjusted to account for grade and chrome content (refer to Subsection 1.7.1. Bokoni Mine, under the sub-heading “Sale of Concentrate”).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services. These services would include, but are not limited to: certain operational services, including administrative, supply chain management, treatment of the concentrate, and other services. For further details regarding the costs of such services, please refer to the table below.

Transactions with RPM during Q1 2016, Fiscal 2015 and Q1 2015 are summarized below:

	Q1 2016 (in $ millions)	Fiscal 2015 (in $ millions)	Q1 2015 (in $ millions)
Concentrate sales	35.6	205.7	52.3
Cost of sales*	10.8	45.8	12.0
Finance expense (before interest capitalized)	6.4	23.1	5.8
Fair value (loss) / gain on New Senior Facilities Agreement	10.5	(0.3)	0.3
Costs capitalized to capital work-in-progress	—	4.8	0.8

*	Included in cost of sales are the following:

Metal accounting services	35.6	0.6	0.2
Supply chain services	10.8	33.8	8.1
Other	6.4	8.0	2.2

The following balances were outstanding to/from RPM at March 31, 2016, as compared December 31, 2015, compared to March 31, 2015:

		December 31, 2015 (in $ millions)	December 31, 2014 (in $ millions)
Loans and borrowings	141.8	172.8	140.4
Trade and other payables	16.0	14.5	20.7
Trade and other receivables	2.6	2.6	2.8

See the following Sections 1.10 Liquidity, 1.11 Capital Resources and 1.4 Debt Arrangements for additional discussion of financing and debt arrangements with RPM.

1.14 Proposed Transactions

See 1.3 Bokoni Restructure Plan and 1.10.2. Going Concern Conclusion for a discussion of the Proposed Transactions between the Company and Anglo Platinum.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

1.15 Critical Accounting Estimates

Atlatsa’s accounting policies are presented in full in note 6 of the audited Consolidated Financial Statements for Fiscal 2015, which have been publicly filed on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

The preparation of the Company’s unaudited Condensed Consolidated Interim Financial Statements for Q1 2016, requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures, and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements.

Estimates and underlying assumptions are continually reviewed and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions that affect the application of accounting policies include: ore reserve and mineral resource estimates, exploration and evaluation expenditure, unit-of-production (“UOP”) depreciation, mine rehabilitation, recoverability/impairment of assets, inventories, contingencies, and fair value measurements.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the unaudited Condensed Consolidated Interim Financial Statements for Q1 2016 is included in note 4 of the audited Consolidated Financial Statements for Fiscal 2015. Critical judgements that affect the application of accounting policies include: exploration and evaluation expenditure, recovery of deferred tax assets and functional currency.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below or in the related accounting policy note. The Company based its assumptions and estimates on parameters available when the Consolidated Financial Statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market change or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

(i)	Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgement to determine whether future economic benefits are likely, from either future exploration or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves.

In addition to applying judgement to determine whether future economic benefits are likely to arise from the Company’s exploration and evaluation assets or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, the Company has to apply a number of estimates and assumptions.

The determination of a SAMREC resource is itself an estimation process that involves varying degrees of uncertainty depending on how the resources are classified (i.e., measured, indicated or inferred). The estimates directly impact when the Company defers exploration and evaluation expenditure. The deferral policy requires management to make certain estimates and assumptions about future events and

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016 circumstances, particularly, whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the relevant capitalized amount is recognized in profit or loss when the new information becomes available.

(ii)	Recovery of deferred tax assets

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Judgement is required to determine which arrangements are considered to be a tax on income as opposed to an operating cost. Judgement is also required to determine whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods, in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These estimates of future taxable income are based on forecast cash flows from operations (which are impacted by production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, dividends and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

In addition, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

(iii)	Ore reserve and mineral resource estimates

Ore reserves and mineral resource estimates are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. Such reserves and mineral resource estimates and changes to these may impact the Company’s reported financial position and results, in the following way:

•	The carrying value of exploration and evaluation assets; mine properties; property, plant and equipment; and goodwill may be affected due to changes in estimated future cash flows

•	Depreciation and amortization charges in profit or loss may change where such charges are determined using the unit-of-production method, or where the useful life of the related assets change

•	Capitalized stripping costs recognized in the statement of financial position as either part of mine properties or inventory or charged to profit or loss may change due to changes in stripping ratios

•	Provisions for rehabilitation and environmental provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities

•	The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates and reports ore reserves and mineral resources in line with the principles contained in the South African Code for Reporting of Mineral Resources and Mineral Reserves of 2007, revised in 2009 (SAMREC 2009), known as the “SAMREC Code”.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves and mineral resources may change.

(iv)	Unit-of-production depreciation

Estimated economically recoverable reserves are used in determining the depreciation and/or amortization of mine-specific assets. This results in a depreciation/amortization charge proportional to the depletion of the anticipated remaining life-of-mine production. Units of production used to calculate depreciation includes proven and probable reserves only. These reserves are updated on a yearly basis as the life-of-mine plan is revised. The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure.

The calculation of the UOP rate of depreciation/amortization could be impacted to the extent that actual production in the future is different from current forecast production based on economically recoverable reserves, or if future capital expenditure estimates change.

Changes to economically recoverable reserves could arise due to changes in the factors or assumptions used in estimating reserves, including:

•	The effect on economically recoverable reserves of differences between actual commodity prices and commodity price assumptions; and

•	Unforeseen operational issues.

Changes in estimates are accounted for prospectively.

(v)	Mine rehabilitation

The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates (2015: 5.50% (2014: 5.40%)), and changes in discount rates (2015: 9.63% (2014: 7.96%)). These uncertainties may result in future actual expenditure differing from the amounts currently provided. Therefore, significant estimates and assumptions are made in determining the provision for mine rehabilitation. As a result, there could be significant adjustments to the provisions established which would affect future financial result.

The provision at reporting date represents management’s best estimate of the present value of the future rehabilitation costs required.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

(vi)	Recoverability/impairment of assets

The Company assesses each cash-generating unit (“CGU”) annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair-value-less-costs-of-disposal and value in use. Goodwill is assessed for impairment annually, regardless of indicators. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Fair value is the price that would be received to sell an asset or payment made to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account.

Impairment testing requires management to make significant judgements concerning the existence of impairment indicators, identification of CGUs, remaining useful lives of assets and estimates of projected cash flows and fair-value-less-costs-of-disposal. Management’s analysis of CGUs involves an assessment of a Company of assets’ ability to independently generate cash inflows and involves analyzing the extent to which different products make use of the same assets. Management’s judgement is also required when assessing whether a previously recognized impairment loss should be reversed. Cash flows are discounted by an appropriate discount rate to determine the net present value.

Management has assessed its CGU as being the Bokoni Mine, which is the lowest level for which cash flows are largely independent of other assets.

The determined value in use of the CGU is most sensitive to the platinum price, the US dollar exchange rate and the discount rate.

In assessing the value in use, key estimates and judgements were made by management, which are based on management’s interpretation of market forecasts and future inflation rates. These include long term platinum prices and USD exchange rates. Both these variables were determined based on market consensus forecast prices for the first five years after which the price for platinum was inflated using 2015: 2.20% (2014: 2.85%). The real weighted average cost of capital used to discount the future free cash flows was determined as 2015: 12.55% (2014: 10.97%).

Due to the economic climate and the significant re-rate in forecasted metal prices, the Company tested the carrying value of its assets for impairment and recognized an impairment loss of $337.1 million with respect to property, plant and equipment and goodwill in Q2 2015 (converted at June 30, 2015 ruling exchange rates).

Key assumptions used in the value-in-use calculation of the impairment assessment of mining assets are discussed in detail in note 9 of the audited Consolidated Financial Statements for Fiscal 2015 for more details.

The main indication and driver of the impairment loss recognized is the significant decline in the commodity price since April 2014. On this basis, management is satisfied that the impairment loss is recorded in the correct period when considering whether the impairment loss should have been recorded in Q1, Q3 or Q4 2015 nor in Q1 2016.

(vii)	Inventories

Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016 costs to complete production and bring the product to sale. Where the time value of money is material, these future prices and costs to complete are discounted.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained 4E ounces, based on assay data, and the estimated recovery percentage, based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

(viii)	Fair value measurements

The Company measures financial instruments at fair value on initial recognition. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g. when the entity acquires a business, or where an entity measures the recoverable amount of an asset or CGU at fair-value-less-costs-of-disposal.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

Share-based payments

The fair value of options granted is being determined using Black-Scholes and Monte-Carlo Simulation valuation models. Refer to Note 39 for significant inputs into the models for the various share option schemes.

New Senior Facilities Agreement

Management has applied judgment when determining the fair value on initial recognition of the New Senior Facilities Agreement. The fair value of the New Senior Facilities Agreement is determined using a cash flow valuation model. The significant inputs into the model are the opening balances as contractually agreed with the counterparty, set interest rates applicable to the Company, projected drawdowns and repayments on the loan and projected forward Johannesburg Interbank Agreed Rate (“JIBAR”) rates plus a market related spread. Based on the aforementioned, an effective interest rate was established on initial recognition that would be used to build the loan back up to contractual value by date of payment.

The following assumptions in the model may change:

•	Any additional drawdowns have to be fairly valued at initial recognition;

•	Update of the quarter end JIBAR curve, which may have an impact on the projected JIBAR rates; and

•	An adjustment to the estimates of cash flows.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Term Loan Facility

Management has applied judgment when determining the fair value on initial recognition of the Term Loan Facility. The fair value of the Term Loan Facility is determined using a cash flow valuation model. The significant inputs into the model are the drawdown (full facility), repayment of the loan and a synthesized market related interest rate. Based on the aforementioned, an effective interest rate was established on initial recognition that would be used to build the loan back up to contractual value by date of payment.

(ix)	Contingencies

By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential quantum of contingencies inherently involves the exercise of significant judgement and the use of estimates regarding the outcome of future events.

1.16 Changes in Accounting Policies

The accounting policies applied by Atlatsa in the note 5 of the unaudited Condensed Consolidated Interim Financial Statements for Q1 2016 are the same as those applied by Atlatsa in the audited Consolidated Financial Statements as at, and for the year ending December 31, 2015 (available on SEDAR and EDGAR) except for the following standards and interpretations which were adopted by the Company on January 1, 2016, or the date of implementation of the standard:

Standards and interpretations issued but not yet effective and applicable to the Company:

The standard and interpretations that is issued, but not yet effective, up to the date of the issuance of the unaudited Condensed Consolidated Interim Financial Statements for Q1 2016:

Effective January 1, 2017:

•	Disclosure initiative (Amendments to IAS 7)

•	Recognition of Deferred tax assets for unrealized losses (Amendments to IAS 12)

Effective January 1, 2018:

•	IFRS 9 Financial Instruments

•	IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2019:

•	IFRS 16 Leases

All Standards and Interpretations will be adopted at their effective date, if applicable.

Management is currently in the process of assessing the impact of the above-mentioned changes, if any.

1.17 Financial Instruments and Risk Management

Atlatsa’s Financial Instruments and Risk Management are presented in note 6.3 and 8, respectively of the audited Consolidated Financial Statements for Fiscal 2015, which have been publicly filed on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

•	Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale (“AFS”) financial assets, as appropriate.

All financial assets are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets in a timeframe established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

•	Subsequent measurement

The subsequent measurements of financial assets are classified into four categories:

•	Financial assets at fair value through profit or loss – the Company has no financial assets at fair value through profit or loss.

•	Loans and receivables.

•	Held-to-maturity investments — the Company has no held-to-maturity investments.

•	AFS financial investments — the Company has no AFS financial assets.

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial measurement loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance income in the profit or loss. The losses arising from impairment are recognized in profit or loss for loans and receivables.

Loans and receivables comprise trade and other receivables, restricted cash, investment in the Platinum Producer’s Environmental Trust and cash and cash equivalents.

•	Derecognition

A financial asset (or, when applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when either:

•	The rights to receive cash flows from the asset have expired; or

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ’pass-through’ arrangement and either: (a) the Company has transferred substantially all the risks and rewards of the asset; or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Financial liabilities

•	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, financial liabilities at amortized cost, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of financial liabilities at amortized cost, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables and loans and borrowings including bank overdrafts.

•	Subsequent measurement

The measurement of financial liabilities depends on their classification as described below.

•	Financial liabilities at amortized cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included as finance costs in profit or loss. This category generally applies to loans and borrowings and trade and other payables.

For loans and borrowings with a shareholder, refer to Note 6.18, Transactions with a shareholder.

•	Derecognition

A financial liability is derecognized when the associated obligation is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss, unless the

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016 transaction takes place with a shareholder acting in its capacity as shareholder, in which case the gain or loss is recognized directly in equity.

Financial Risk Management Activities

Atlatsa manages its exposure to key financial risks in accordance with its financial risk management policy. The risk management policies are established to identify and analyses the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. Atlatsa, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Refer to note 8 of the audited Consolidated Financial Statements as at, and for the year ended December 31, 2015.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

•	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers, and cash and equivalents.

The carrying amount of financial assets represents the maximum credit exposure.

•	Trade and other receivables

Trade receivables represents sale of concentrate to RPM in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. Atlatsa has no collateral against these receivables. The terms of the receivables are 90 days.

100% of the Company’s revenue is generated in South Africa from sale of concentrate by Bokoni Mine to RPM.

•	Cash and cash equivalents

At times when the Company’s cash position is positive, cash deposits are made with financial institutions having superior local credit ratings.

•	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The New Senior Facilities Agreement and the Working Capital Facility were entered into on December 13, 2013. The Working Capital Facility was amended on May 21, 2015. The Company’s cash and cash equivalents are invested in business accounts which are available on demand. The Term Loan Facility was drawn down on March 22, 2016.

An alternative funding arrangement, the Advance, was entered into with RPM whereby an Advance on the revenue from the concentrate sales made to RPM by Bokoni pursuant to the Concentrate Agreement was provided. See Section 1.4.3. Advance on the Purchase of Concentrate Revenue.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

The Company’s South African operations are subject to currency exchange controls administered by the South African Reserve Bank (“SARB”). South African law provides for exchange control regulations that restrict the export of capital. The exchange control regulations, which are administered by SARB, regulate transactions involving South African residents, including legal entities, and limit a South African company’s ability to borrow from and repay loans to non-residents and to provide guarantees for the obligations of its affiliates with regard to funds obtained from non-residents.

A portion of the Company’s funding for its South African operations consists of loans advanced to its South African subsidiaries from subsidiaries that are non-residents of South Africa. The Company is in compliance with SARB regulations and is therefore not subject to restrictions on the ability of its South African subsidiaries to transfer funds to the Company or to other subsidiaries. In addition, the SARB has introduced various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country. However, if more burdensome exchange controls were proposed or adopted by the SARB in the future, or if the Company was unable to comply with existing SARB regulations, such exchange control regulations could restrict the ability of the Company and its subsidiaries to repatriate funds needed to effectively finance the Company’s operations.

Refer to Section 1.10 Liquidity for details on the material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern and, therefore that it may be unable to realize its assets and discharge its liabilities in the normal course of business, including the Advance that is available until December 31, 2015.

•	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company’s exposure to the risk of changes in the market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. The interest rate is linked to JIBAR.

The following demonstrates the sensitivity to a possible change in interest rates, of the Company’s profit/(loss) before tax due to changes in the rate of loans and borrowings. All other variables are held constant.

Increase /(decrease) in interest rate	Effect on loss before tax for the three months ended March 31, 2016 (increase)/decrease		Effect on loss before tax for the three months ended March 31, 2015 (increase)/decrease
	CAD$		CAD$
+1%	2.4 million		2.0 million
-1%	(2.3 million	)	(1.8 million	)

•	Commodity Price Risk

The value of the Company’s revenue and resource properties depends on the prices of PGM’s and their outlook. The Company does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Increase /(decrease) in 4E basket price	Effect on loss before tax for the three months ended March 31, 2016 (increase)/decrease	Effect on loss before tax for the three months ended March 31, 2015 (increase)/decrease
	CAD$	CAD$
+10%	3.6 million	5.2 million
-10%	(3.6 million)	(5.2 million)

•	Capital Risk Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Company in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Company remains in a sound financial position.

The Company manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. The Company may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure. Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until December 31, 2020, as required by covenants given by Atlatsa Holdings and Atlatsa in favor of the DMR, the SARB and Anglo Platinum.

During the year the Company entered into an Advance on Concentrate sales agreement to manage capital risk. (Refer to Section 1.10 Liquidity). There were no other changes to the Company’s approach to capital management during the year.

1.18 Other MD&A Requirements

Additional information relating to Atlatsa, including Atlatsa’s Annual Report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.19 Disclosure of Outstanding Share Data

At the Company’s Annual General Meeting on June 27, 2014, shareholders approved a new Share Option Plan, Share Appreciation Rights Plan and Conditional Share Unit Plan (collectively the “New Equity Incentive Plans”) and authorized issuances thereunder to entitle the applicable holders thereof to such number of Common Shares equal to 10% of the Company’s outstanding Common Shares from time to time. Upon the adoption of the new Share Option Plan, the Company’s pre-existing Stock Option Plan terminated. Any options outstanding thereunder are now governed by the terms of the new Share Option Plan.

Refer to the Company’s Management Information Circular dated May 21, 2014, which is available on SEDAR, for more information relating to the New Equity Incentive Plans.

Share Appreciation Rights

On May 28, 2015, the Company awarded 2,887,070 Share Appreciation Rights (“SARs”) at a grant price of R1.45, to certain eligible employees of Plateau. These SARs will vest on December 31, 2017.

The share-based payment recognized during the period under review was $19,075 (Q1 2015: $nil).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

Conditional Share Unit Plan

On August 20, 2014, the Company awarded 9,004,500 Conditional Share Units (“CSUs”) to certain eligible employees of Plateau entitling each applicable employee to one common share of the Company on the vesting date. These CSUs will vest on March 31, 2017 after the Company’s Average Total Shareholder Return (“TSR”) for the 2014, 2015 and 2016 years are assessed when compared to five specified peer comparator companies. Subsequently; 132,000 units that were originally awarded were cancelled.

On May 28, 2015, the Company awarded 26,274,800 CSUs to certain eligible employees of Plateau entitling each applicable employee to one common share of the Company on the vesting date. These CSUs will vest on December 31, 2017 after the Company’s TSR for the 2014, 2015 and 2016 years are assessed when compared to five specified peer comparator companies. Subsequently; 226,400 units that were originally awarded were cancelled.

The CSUs will vest based on the following ranking in relation to the TSR:

Ranking of Atlatsa to peer comparator company	% of shares to vest
First	100
Second	90
Third	60
Fourth	40
Fifth or below	0

The share-based payment recognized during the period under review was $396,240 (Q1 2015: $nil).

Restricted Share Units (“RSUs”)

On November 6, 2014, the Company awarded 133,333 RSUs to eligible employees of Plateau entitling the relevant employee to one common share of the Company on the vesting date. These RSUs vested on May 31, 2015.

The total expense recognized was $nil (2015: 31,856) and 133,333 shares were issued in Fiscal 2015.

Equity-settled Options

5,110,000 options were issued under the pre-existing Stock Option Plan, which are exercisable at a weighted average price of $1.29. Subsequently, 600,000 of these options expired.

On August 20, 2014, the Company issued 5,142,882 share options to its Non-Executive Directors (“NEDs”) in terms of its approved share option plan at a strike price of ZAR3.813 ($0.39). Subsequently; 690,835 options that were originally awarded were cancelled.

For NEDs employed for more than six months as at the grant date of the options, one third of the share options will vest six months after the grant date, the second third of the share options will vest one year after the grant date and the last third will vest eighteen months after the grant date. For NEDs employed for less than six months as at the grant date of the options, one third of the share options will vest one year after the grant date, the second third of the share options will vest eighteen months after the grant date and the last third will vest two years after the grant date.

The share-based payment recognized during the period under review was $35,234 (Q1 2015:156,693).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016

As of March 31, 2016, 8,962,047 options were outstanding with the following terms:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
November 30, 2016	$0.84	4,010,000	4,010,000	0.67
May 1, 2017	$1.61	500,000	500,000	1.17
August 19, 2024	$0.39	4,452,047	2,274,919	8.38

Total		8,962,047	6,784,919

Weighted average exercise price		$0.66	$0.66

As of the date hereof, the issued share capital of Atlatsa was 554,421,806 Common Shares.

1.20 Internal Controls over Financial Reporting Procedures

Atlatsa’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) (as such term is defined in applicable securities regulations). Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Atlatsa’s ICFR as of the end of each fiscal year-end report, based on that assessment, whether the Company’s ICFR is effective. Atlatsa’s internal control system was designed to provide reasonable assurance to Atlatsa’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Atlatsa.

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Atlatsa are being made only in accordance with authorizations of management and directors of Atlatsa.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Atlatsa’s assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is defined as a process designed to provide reasonable assurance with respect to the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Under the supervision and with the participation of the CEO and CFO, Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making their assessment, Management used criteria established in the framework on 1992 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon that assessment, Management concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2015. The Company is in the process of implementing

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2016 the Committee of Sponsoring Organizations of the Treadway Commission framework that was issued on May 14, 2013.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations.

Under the supervision of and with the participation of Management, including the CEO and CFO, Management evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, and required by Rule 13a-15 (b) under the Exchange Act, as of December 31, 2015. Based upon that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective. Based on this evaluation, the CEO and the CFO have concluded that, as of December 31, 2015, Atlatsa’s disclosure controls and procedures were effective.

1.21 Risk Factors

Atlatsa is subject to significant risks and uncertainties which are described in detail under Item 3D “Risk Factors” in Atlatsa’s Annual Report on Form 20-F which is publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Document 2

CONDENSED CONSOLID ATED INTERIM
FINANCIAL STATEMENTS
for the three months ended
March 31 2016, and 2015
(Unaudited)
EMPOWERED TO PRODUCE

CONDENSED CONSOLIDATED

INTERIM STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2016

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Note	March 31 2016	(Audited) December 31 2015
ASSETS
Non-current assets
Property, plant and equipment	7	291,306,398	294,924,626
Capital work-in-progress	8	6,623,637	9,197,977
Other intangible assets		216,131	226,995
Mineral property interests	9	6,916,982	6,958,857
Platinum Producers’ Environmental Trust		3,729,220	3,685,645

Total non-current assets		308,792,368	314,994,100

Current assets
Inventories	15	1,680,533	1,553,872
Trade and other receivables	16	5,524,672	6,298,336
Cash and cash equivalents	17	13,576,913	3,495,531
Restricted cash	18	45,628	45,683

Total current assets		20,827,746	11,393,422

Total assets		329,620,114	326,387,522

EQUITY AND LIABILITIES
Equity
Share capital	10	309,691,439	309,691,439
Treasury shares	10	(4,991,726)	(4,991,726)
Foreign currency translation reserve		(14,333,591)	(13,587,314)
Share-based payment reserve		28,479,611	28,058,038
Accumulated loss		(254,371,052)	(256,352,015)

Total equity attributable to equity holders of the Company		64,474,681	62,818,422
Non-controlling interests		(11,569,048)	(10,267,725)

Total equity		52,905,633	52,550,697

Non-current liabilities
Long-term portion of loans and borrowings	11	187,110,660	136,837,718
Deferred tax liability		41,652,654	40,811,920
Provisions		13,894,772	13,769,756

Total non-current liabilities		242,685,086	191,419,394

Current liabilities
Trade and other payables		30,988,381	36,558,488
Restructuring provision	13	532,493	9,506,434
Short-term portion of loans and borrowings	11	2,369,227	36,048,074
Short-term portion of finance lease liability	12	166,294	304,435

Total current liabilities		34,056,395	82,417,431

Total liabilities		276,714,481	273,836,825

Total equity and liabilities		329,620,114	326,387,522

The accompanying notes are an integral part of these condensed consolidated financial statements.

Approved by the Board of Directors on May 16, 2016

/s/ Harold Motaung	/s/ Fikile De Buck
Director	Director

2  Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

CONDENSED CONSOLIDATED

INTERIM STATEMENT OF COMPREHENSIVE INCOME FOR

THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Notes	Three months ended March 31 2016	Three months ended March 31 2015
Revenue		35,588,673	52,310,635
Cost of sales		(43,244,264)	(63,368,239)

Gross loss		(7,655,591)	(11,057,604)
General and administrative expenses		(1,967,839)	(2,633,219)
Other income		18,299,761	303,675

Operating profit/(loss)		8,676,331	(13,387,148)
Finance income		57,892	96,346
Finance costs		(6,766,251)	(4,958,071)

Net finance costs		(6,708,359)	(4,861,725)

Profit/(loss) before income tax		1,967,972	(18,248,873)
Income tax		(1,403,115)	1,459,258

Profit/(loss) for the period		564,857	(16,789,615)

Other comprehensive income
Foreign currency translation differences for foreign operations		(660,470)	16,401,950

Other comprehensive income for the period, net of income tax		(660,470)	16,401,950

Total comprehensive income for the period		(95,613)	(387,665)

Profit/(loss) attributable to:
Owners of the parent		1,980,963	(8,868,589)
Non-controlling interests		(1,416,106)	(7,921,026)

Profit/(loss) for the period		564,857	(16,789,615)

Total comprehensive income attributable to:
Owners of the parent		1,205,710	114,722
Non-controlling interests		(1,301,323)	(502,387)

Total comprehensive income for the period		(95,613)	(387,665)

Basic loss per share	13	0 cent	(2 cents )
Diluted loss per share	13	0 cent	(2 cents )

The accompanying notes are an integral part of these condensed consolidated financial statements.

3  Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

CONDENSED CONSOLIDATED

INTERIM STATEMENT OF CHANGES IN EQUITY FOR THE

PERIODS ENDED MARCH 31, 2016

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

		Share capital		Treasury shares
	Note	Number of shares	Amount	Number of shares	Amount	Convertible preference shares	Foreign currency translation reserve	Share- based payment reserve	Accumulated loss	Total shareholders’ equity	Non- controlling interests	Total equity
Balance at January 1, 2015		554,288,473	309,659,583	4,497,062	(4,991,726)	—	(10,558,030)	26,245,459	(89,283,115)	231,072,171	184,133,904	415,206,075
Total comprehensive income for the period
Loss for the period		—	—	—	—	—	—	—	(8,868,589)	(8,868,589)	(7,921,026)	(16,789,615)
Other comprehensive income for the period, net of tax		—	—	—	—	—	8,887,554	95,757	—	8,983,311	7,418,639	16,401,950

Total comprehensive income for the period		—	—	—	—	—	8,887,554	95,757	(8,868,589)	114,722	(502,387)	(387,665)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payments expense		—	—	—	—	—	—	156,693	—	156,693	—	156,693

Total contributions by and distributions to owners		—	—	—	—	—	—	156,693	—	156,693	—	156,693

Balance at March 31, 2015		554,288,473	309,659,583	4,497,062	(4,991,726)	—	(1,670,476)	26,497,909	(98,151,704)	231,343,586	183,631,517	414,975,103

For the period ended March 31, 2016
Balance at January 1, 2016		554,421,806	309,691,439	4,497,062	(4,991,726)	—	(13,587,314)	28,058,038	(256,352,015)	62,818,422	(10,267,725)	52,550,697
Total comprehensive income for the period
Profit/(loss) for the period		—	—	—	—	—	—	—	1,980,963	1,980,963	(1,416,106)	564,857
Other comprehensive income for the period, net of tax		—	—	—	—	—	(746,277)	(28,976)	—	(775,253)	114,783	(660,470)

Total comprehensive income for the period		—	—	—	—	—	(746,277)	(28,976)	1,908,963	1,205,710	(1,301,323)	(95,613)

Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payments expense		—	—	—	—	—	—	450,549	—	450,549	—	450,549

Total contributions by and distributions to owners		—	—	—	—	—	—	450,549	—	450,549	—	450,549

Balance at March 31, 2016		554,421,806	309,691,439	4,497,062	(4,991,726)	—	(14,333,591)	28,479,611	(254,371,052)	64,474,681	(11,569,048)	52,905,633

The accompanying notes are an integral part of these condensed consolidated financial statements.

4  Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

CONDENSED CONSOLIDATED

INTERIM STATEMENT OF CASH FLOWS FOR THE

PERIODS ENDED MARCH 31, 2015

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Note	Three months ended March 31 2016	Three months ended March 31 2015
Cash flows from operating activities
Cash (utilised by)/generated from operations	15	(9,150,371)	887,469
Interest paid		25,218	67,093
Income tax paid		(1,338,989)	(759,983)

Net cash flows (used in)/from operating activities		(10,464,142)	194,579

Cash flows from investing activities
Increase in investments held by Platinum Producers’ Environmental Trust		(64,453)	(79,227)
Acquisition of property, plant and equipment	7	—	(1,989)
Expenditures on capital work-in-progress	8	(3,546,615)	(3,812,284)

Net cash flows used in investing activities		(3,611,068)	(3,893,500)

Cash flows from financing activities
Proceeds from loans and borrowings		56,276,430	422,800
Repayment of loans and borrowings		(32,314,433)	—
Finance lease liability repayments		(138,515)	(437,356)
Common shares issued		—	—
Other loans repaid		(25,261)	(156,824)

Net cash flows (used in)/from financing activities		23,798,211	(171,380)

Effect of foreign currency translation		(70,205)	336,208

Net decrease in cash and cash equivalents		9,652,807	(3,534,093)
Cash and cash equivalents at beginning of period		3,924,106	8,148,558

Cash and cash equivalents at end of period		13,576,913	4,614,465

The accompanying notes are an integral part of these condensed consolidated financial statements.

5  Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2016 AND 2015

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE AND GROUP INFORMATION

Atlatsa Resources Corporation (“the Company” or “Atlatsa”) is incorporated in the Province of British Columbia, Canada. The Company has a primary listing on the Toronto Stock Exchange (“TSX”) and has a secondary listing on the JSE Limited (“JSE”). On July 10, 2015, the Company announced its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the U.S. Securities and Exchange Commission (the “SEC”) to voluntarily withdraw its common shares from listing on the NYSE MKT. The Company filed the Form 25 on July 20, 2015 and the delisting was effective 10 days following the filing of the Form 25. The Company remains an SEC registrant and will review this position prior to the first anniversary of the delisting off the NYSE MKT. The Company’s common shares continue to be listed on the TSX and the JSE.

The condensed consolidated financial statements comprise of the Company and its subsidiaries (together referred to as “the Group” and individually as “Group entities”). The Groups’ principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Atlatsa operates in South Africa through its wholly-owned subsidiary, Plateau Resources Proprietary Limited (“Plateau”) which owns the Group’s various mineral property interests and conducts the Group’s business in South Africa.

2.	GOING CONCERN

The Group incurred a net profit for the quarter of $0.6 million compared to a 2015 first quarter loss of $16.8 million. The profit for the quarter is primarily as a result of the fair value of the Term loan facility (discussed below) set off by the softening in the platinum price and a decrease in production volumes and the impact this had on the profitability of the Group’s subsidiary, Bokoni Platinum Mines Proprietary Limited (“Bokoni” or “Bokoni Mine”).

The Group’s current liabilities exceeded its current assets by $13.2 million. This deficit arises mainly as a result of the following:

•	The $12.3 million (ZAR140 million) backlog of trade and other payables owed to Rustenburg Platinum Mines Limited (“RPM”) (RPM is a related party to the Group) by Bokoni. By initial agreement with RPM, the backlog of the trade and other payables was deferred and Bokoni was expected to start repaying $1.4 million (ZAR15.6 million) a month from April 2015 to December 2015. On December 9, 2015, the Senior Facilities Agreement was increased by $6.3 million (ZAR71.4 million) to make available funds to Plateau to repay its 51% pro rata share ($6.3 million (ZAR71.4 million)) of the backlog, subject to conditions precedent being met. Refer to Amended and Restated Senior Facilities Agreement below.

•	RPM advanced additional funds (not supported by physical metal deliveries) on the purchase of concentrate agreement of $2.3 million (ZAR26.1 million) to secure short term funding. This advance was repaid from short-term cash flows during April 2016.

Bokoni Mine operations and restructure plan

The main constraint at Bokoni Mine is the current inability to produce sufficient volumes of high grade underground ore to fill the mill capacity. Even in the event of producing 160 kilo tonnes per month (ktpm) of higher grade ore from underground, Bokoni will remain marginal at these volumes.

Reviews of the operations indicated that the optimum level of production required to ensure that the Bokoni Mine is profitable and sustainable is around 240 ktpm. This review process culminated in the design and development of the current mine plan, which targets a significant increase in mining and concentrating capacity from 160 ktpm to 240 ktpm. In order for Bokoni to achieve the mining and concentrating scale of 240 ktpm targeted in the aforementioned mine plan, Bokoni would require a significant capital investment.

On September 16, 2015, the Company advised, together with Anglo American Platinum Limited (“Anglo Platinum”), that to ensure the future optimisation of Bokoni Mine, the Company has had to implement an operational and financial restructure plan at Bokoni Mine (“the Restructure Plan”). The primary objective of the Restructure Plan is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

The Restructure Plan was based on the following assumptions for fiscal 2016:

•	Platinum price per ounce over life of mine: US$1,392

•	4E average basket price per ounce: R13,545

•	ZAR/US$ exchange rate: 11.92

6  Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2016 AND 2015 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Implementation of the Restructure Plan at Bokoni Mine is anticipated to result in:

•	the older, high cost UM2 and Vertical Merensky shaft operations being placed on care and maintenance in August and December 2015 respectively, the relevant assets have also been impaired;

•	continued ramp up of the Middelpunt Hill UG2 and Brakfontein Merensky development shafts to steady state production of 60,000 tonnes per month (tpm) by the first quarter of 2016 and 100,000 tpm by 2019, respectively;

•	continued mining at the Klipfontein Merensky open-cast operation as a mill gap filler during ramp up of the underground operations;

•	significant reduction in labour overheads; and

•	reduction in Bokoni Mine’s unit cost of production.

Bokoni Mine issued a Section 189 (3) notice to relevant parties pursuant to Section 189A of the South African Labour Relations Act, 66 of 1995 (LRA) on September 15, 2015, for the commencement of a consultation process on the contemplated retrenchments of a significant number of its employees based on operational requirements.

The anticipated costs of implementing the Restructure Plan will be financed from short-term cash flows and from the Term Loan Facility provided by RPM as discussed below.

As at March 31, 2016 the restructure plan was well advanced and is anticipated to be fully completed by Quarter 2 of 2016. To date, on base cost calculated from August 2015, operational costs have reduced by 15% on average per month, which was achieved by a substantial reduction in Bokoni’s labour force.

Term Loan Facility Agreement

On December 9, 2015, a Term Loan Facility Agreement (“the Facility”), was entered into with RPM providing a $29.4 million (ZAR334.0 million) facility to enable Plateau to advance its share of the shareholder loans to Bokoni Holdco for the sole purpose of enabling Bokoni Mine to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from Bokoni Mine cash flows. RPM will fund its 49% share of cash calls made by Bokoni Mine in accordance with the joint venture shareholders’ agreement between the parties. The Facility bears no interest and replaces the letter of support of November 10, 2014 received from RPM. If however, any amount which is due and payable in accordance with the facility is unpaid, the unpaid amount shall accrue interest at the prime rate plus 2%. The Facility is repayable at the earlier of an event of default and December 31, 2018. There will be a mandatory repayment upon the occurrence of a change of control or a sale of all or substantially all the assets of Bokoni whether in a single transaction or a series of related transactions.

In agreeing to the terms and conditions of the Facility, Atlatsa has agreed to co-operate with Anglo Platinum in relation to RPM’s acquisition of: (i) the prospecting rights held by Kwanda Platinum Mines Proprietary Limited; (ii) the mining rights in respect of Central Block mineral properties held by Plateau; and (iii) the disposal of all or any part of the Holdco Shareholding (collectively, the “Proposed Transaction”).

On March 8, 2016 the conditions precedent to utilisation of the Facility were met, allowing for draw-downs to finance operational cash short falls and the repayment of funds advanced by RPM (not supported by physical metal deliveries) on the purchase of concentrate agreement to secure short term funding until the conditions precedent had been met.

A full draw-down of $29.4 million (ZAR334.0 million) was made on March 22, 2016, to enable Plateau to fund its 51% pro-rata share towards the repayment of advances by RPM (not supported by physical metal deliveries) of $47.8 million (ZAR541.7 million) to Bokoni outstanding at March 31, 2016. The balance, $10.0 million (ZAR113.2 million), was utilised to repay the Advance. RPM was obliged to meet its 49% share of the cash call ($28.3 million (ZAR320.9 million)) in accordance with the joint venture shareholders’ agreement between the parties.

Amended and Restated Senior Facilities Agreement

The Senior Facilities Agreement was amended and restated to increase the availability under the facility by $6.3 million (ZAR71.4 million) on December 9, 2015 to enable the backlog of the trade and other payables relating to RPM of approximately $12.3 million (ZAR140.0 million) (discussed above) to be repaid in order to manage the Group’s liquidity. As at the date of the issue of these condensed consolidated interim financial statements a condition precedent remains outstanding and it is anticipated will be met by second quarter of 2016. On mutual agreement with RPM the repayment would take place once the condition precedent has been met.

7 Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2016 AND 2015 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.	GOING CONCERN continued

Going concern conclusion

The going concern note to the annual financial statements for the year ended 31 December 2015 (“FY15 Going Concern Note”) provides detailed information regarding the status of Atlatsa’s financial position and Atlatsa’s co-operation with Anglo Platinum.

Atlatsa has fully drawn down on all existing facilities provided by Anglo Platinum, including the Term Loan Facility Agreement referred to in the FY15 Going Concern Note. The cash balance as at March 31, 2016 was $13.6 million. The Company remains in discussions with Anglo Platinum regarding the continued optimisation of Bokoni Mine and additional funding at the discretion of Anglo Platinum going forward. In addition, management is continuously investigating alternative funding avenues with third parties and opportunities to preserve cash in the short term.

The condensed consolidated interim financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes that the Restructure Plan will be successfully implemented, including the production profile as per the Restructure Plan being met, and consensus PGM metal price forecasts strengthening to the projected forecasts for 2016, on the basis that additional funding at the discretion of Anglo Platinum is provided, in order to have sufficient cash resources available to settle the Group’s liabilities in the ordinary course of business. This basis is further predicated upon Atlatsa’s success in securing funding from third parties to ensure the long term sustainability of Bokoni Mine.

These assumptions give rise to a material uncertainty which may cast significant doubt on the ability of the Company and its subsidiaries to continue as going concerns and realise their assets and discharge their liabilities in the normal course of business.

3.	BASIS OF ACCOUNTING

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for complete set of International Financial Reporting Standards annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2015. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last consolidated financial statements at and for the year ended December 31, 2015. The consolidated financial statements of the Group as at and for the year ended December 31, 2015 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com and www.sec.gov.

The condensed consolidated interim financial statements have been prepared on a historical cost basis. Certain items, including derivative financial instruments, are stated at fair value. The condensed consolidated interim financial statements are presented in Canadian dollars (“$”), and all values are rounded to the nearest dollar, except where otherwise stated.

4.	USE OF JUDGEMENTS AND ESTIMATES

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2015.

8  Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2016 AND 2015 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2015.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s interim condensed consolidated financial statements are disclosed below:

Effective January 1, 2017:

•	Disclosure initiative (Amendments to IAS7)

•	Recognition of Deferred tax assets for unrealised losses (Amendments to IAS 12)

Effective January 1, 2018:

•	IFRS 15 Revenue from Contracts with Customers

•	IFRS 9 Financial instruments

Effective January 1, 2019:

•	IFRS 16 Leases

All Standards and Interpretations will be adopted at their effective date, if applicable.

Management is currently in the process of assessing the impact of the above-mentioned changes, if any.

6.	FINANCIAL RISK MANAGEMENT

Summary of the carrying value of the Group’s financial instruments

At March 31, 2016	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust**	3,729,220	—
Trade and other receivables*	5,087,587	—
Cash and cash equivalents**	13,576,913	—
Restricted cash*	45,628	—
Loans and borrowings	—	189,479,887
Finance lease liability	—	166,294
Trade and other payables*	—	24,383,174

At December 31, 2015
Platinum Producers’ Environmental Trust**	3,685,645	—
Trade and other receivables*	4,926,455	—
Cash and cash equivalents**	3,495,531	—
Restricted cash*	45,683	—
Loans and borrowings	—	172,885,792
Finance lease liability	—	304,435
Trade and other payables*	—	28,268,321

*	Not measured at fair value and carrying amount is a reasonable approximation of the fair value due to the short-term to maturity.
**	Not measured at fair value and the carrying amount is a reasonable approximation of fair value due to this being cash deposits.

9 Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2016 AND 2015 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.	FINANCIAL RISK MANAGEMENT continued

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include the fair value information for financial assets and financial liabilities not measured at fair value, if the carrying value is a reasonable approximation of the fair value.

	Three months ended March 31, 2016		Three months ended December 31, 2015
	Carrying	Fair value	Carrying	Fair value
	value	(level 2)	value	(level 2)
Loans and borrowings	189,479,887	189,479,887	172,885,792	172,885,792

The carrying amount of loans and borrowings approximates fair value. The loans were recognised at fair value on initial recognition and subsequently adjusted for all changes in cash flows.

The contractual value of the loans and borrowings (financial liabilities at amortised cost) at March 31, 2016 was $178,140,234 (ZAR2,020,876,168) (December 31, 2015 $157,445,158 (ZAR1,759,950,347)).

(a)	Valuation techniques and unobservable inputs:

The following table shows the valuation techniques used in measuring level 2 fair values:

Type	Valuation technique
Loans and borrowings	Discounted cash flows

(b)	Key assumptions:

•	JIBAR rates changing per quarter

•	Cash flow assumption changes per quarter

•	Drawdowns made in the quarter

7.	PROPERTY, PLANT AND EQUIPMENT

Summary of property, plant and equipment	Three months ended March 31 2016	Year ended December 31 2015
Cost
Balance at beginning of period	758,464,327	808,038,782
Additions	1,890	6,005
Transferred from capital work-in-progress	5,924,800	45,392,534
Disposals	—	(14,510)
Increase in rehabilitation assets	—	(1,387,613)
Effect of translation	(10,957,635)	(93,596,702)

Closing balance	753,433,382	758,438,496

Accumulated depreciation and impairment losses
Balance at beginning of year	463,539,696	161,793,446
Depreciation for the year	5,243,381	37,867,916
Impairment loss	—	328,096,271
Disposals	—	(14,510)
Effect of translation	(6,656,093)	(64,229,253)

Balance at end of year	462,126,984	463,513,870

Carrying value	291,306,398	294,924,626

10  Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2016 AND 2015 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

8.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni Mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	Three months ended March 31 2016	Year ended December 31 2015
Balance at beginning of year	9,197,977	29,272,118
Additions	3,544,725	25,684,322
Transfer to property, plant and equipment	(5,924,800)	(45,392,534)
Capitalisation of borrowing costs	—	766,579
Effect of translation	(194,265)	(1,132,508)

Balance at end of the period	6,623,637	9,197,977

Capital work-in-progress is funded through cash generated from operations and available loan facilities (refer note 11).

9.	MINERAL PROPERTY INTERESTS

	Three months	Year ended
	ended March 31	December 31
	2016	2015
Balance at beginning of year	6,958,857	7,339,706
Amortisation	(26,191)	(117,527)
Effect of translation	(15,684)	(263,322)

Balance at end of the period	6,916,982	6,958,857

The Group’s mineral property interest consists of various early stage exploration projects.

Mineral property interests are carried at cost less amortisation and impairment losses. Gains and losses on disposal of mineral property interests are determined by comparing the proceeds from disposal with the cost less amortisation and impairment losses of the asset and are recognised net within profit or loss.

Mineral property interests transferred between segments (subsidiaries) are recognised at the nominal amount paid. The resulting profit or loss caused by the transfer of mineral property interests is recognised in profit or loss of the segment (subsidiary).

10.	SHARE CAPITAL

	Number of
	shares
	Three months	Year ended
	ended March 31	December 31
Authorised and issued	2016	2015
Common shares with no par value	554,421,806	554,421,806

11 Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2016 AND 2015 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE CAPITAL continued

The Company’s authorised share capital consists of an unlimited number of common shares without par value.

	Three months	Year ended
	ended March 31	December 31
	2016	2015
Share capital
Share capital	311,874,472	311,874,472
Share issue costs	(2,183,033)	(2,183,033)

	309,691,439	309,691,439

Treasury shares	4,991,726	4,991,726

Treasury shares relate to shares held by the ESOP Trust in Atlatsa, which is consolidated by the Group.

11.	LOANS AND BORROWINGS

	Three months	Year ended
	ended March 31	December 31
	2016	2015
RPM – Working Capital Facility (related party)	9,330,974	9,092,256
RPM – New Senior Debt Facility (related party)	130,134,600	127,745,462
RPM – Term loan facility (related party)	19,357,578	—
RPM – Shareholder loan (related party)	28,287,508	—
RPM – POC Advance (related party)	2,300,027	35,952,642
Other	69,200	95,432

Total loans and borrowings	189,479,886	172,885,792

Short-term portion of loans and borrowings
RPM – POC Advance	(2,300,026)	(35,952,642)
Other	(69,200)	(95,432)

Long-term portion of loans and borrowings	187,110,660	136,837,718

The carrying value of the Group’s loans and borrowings changed during the year as follows:

Balance at beginning of the period	172,885,792	130,927,146
Loans repaid – Other	(25,215)	(498,229)
Loan from RPM – Working Capital Facility	131,685	3,477,500
Loan from RPM – Shareholder loan	27,510,925	2,825,282
Loan from RPM – Term loan facility	28,633,820	—
Loan from RPM (repaid)/advanced – POC Advance	(32,314,433)	40,389,454
Shareholder loan capitalised	—	(2,833,641)
Finance expenses accrued	5,100,459	19,646,355
AG8 adjustment on New Senior Debt Facility	(10,548,723)	314,840

Effect of translation	(1,894,424)	(21,362,915)

Balance at end of the period	189,479,886	172,885,792

12  Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2016 AND 2015 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Term Loan Facility Agreement

On December 9, 2015, a Term Loan Facility Agreement (“the Facility”), was entered into with RPM providing a $29.9 million (ZAR334.0 million) facility to enable Plateau to advance its share of the shareholder loans to Bokoni Holdco for the sole purpose of enabling Bokoni Mine to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from Bokoni Mine cash flows. RPM will fund its 49% share of cash calls made by Bokoni Mine in accordance with the joint venture shareholders’ agreement between the parties. The Facility bears no interest and replaces the letter of support of November 10, 2014 received from RPM. If however, any amount which is due and payable in accordance with the Facility is unpaid, the unpaid amount shall accrue interest at the prime rate plus 2%. The Facility is repayable at the earlier of an event of default and December 31, 2018. There will be a mandatory repayment upon the occurrence of a change of control or a sale of all or substantially all the assets of Bokoni whether in a single transaction or a series of related transactions.

12.	FINANCE LEASE LIABILITY

	Three months	Year ended
	ended March 31	December 31
	2016	2015
Finance lease – Fermel	166,294	304,435

Total finance lease liability	166,294	304,435

Short-term portion of finance lease liability
Finance lease – Fermel	(166,294)	(304,435)

	(166,294)	(304,435)

Long-term portion of finance lease liability	—	—

The carrying value of the Group’s finance lease liability changed during the year as follows:
Balance at beginning of the period	304,435	2,918,431
Lease repayment	(138,515)	(2,922,491)
Finance expenses accrued	8,107	346,064
Effect of translation	(7,733)	(37,569)

Balance at end of the year	166,294	304,435

The terms of the lease are as follows:
Interest rate	2% – 22.1%	2% – 22.1%
Lease term	13 months – 2 years	13 months – 2 years
Carrying amount of leased assets included in property, plant and equipment	243,576	955,685

Bokoni entered into instalment sale agreements with Fermel Proprietary Limited (“Fermel”) and Atlas Copco South Africa Proprietary Limited (“Atlas Copco”) in the previous financial periods for the lease of equipment.

Ownership of the equipment leased from Fermel will be transferred to Bokoni when all amounts due in terms of the agreements have been paid. The Atlas Copco agreement (which was settled during fiscal 2015) provided for an option to purchase the equipment at the end of the lease term and management elected to exercise that option.

13 Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2016 AND 2015 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

12.	FINANCE LEASE LIABILITY continued

The finance lease liabilities are payable as follows:

	Less than	Between two
	one year	and five years
Future minimum lease payments	171,974	—
Interest	5,680	—
Present value of minimum lease payments	166,294	—

13.	RESTRUCTURING PROVISION

	Less than	Between two
	one year	and five years
Restructuring provision	532,493	9,506,434

On the September 16, 2015 the Group announced the implementation of a Restructure Plan at Bokoni Mine as discussed in note 2.

The Restructuring provision includes costs associated with a significant labour restructuring, legal, human resources and security related charges associated directly with the restructuring.

14.	EARNINGS PER SHARE

The basic and diluted profit per share for the three months ended March 31, 2016 was 0 cent (2015: (2 cent))

The calculation of basic profit per share for the three months ended March 31, 2016 of 0 cent (2015: (2 cent)) is based on the profit attributable to owners of the Company of $1,980,963 (2014: ($8,868,589)) and a weighted average number of shares of 554,421,806 (2014: 552,600,535).

The calculation of diluted profit per share for the three months ended March 31, 2016 of 0 cent (2015: (2 cent)) is based on the profit attributable to owners of the Company of $1,980,963 (2014: $8,868,589) and a weighted average number of shares of 554,421,806 (2014: 552,600,535).

The share options and unvested treasury shares were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

14  Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2016 AND 2015 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

15.	CASH GENERATED FROM/(UTILISED BY) OPERATIONS

	Three months	Three months
	ended March 31	ended March 31
	2016	2015
Profit/(loss) before income tax	1,967,972	(18,248,873)
Adjusted for:
Finance costs	6,766,251	4,958,071
Finance income	(57,891)	(96,346)
Non-cash items:
Depreciation and amortisation	5,276,927	9,061,501
Share-based compensation	450,549	187,894
Fair value on drawdowns and AG8 Adjustments	(10,548,723)	(302,106)
Restructure costs	(8,618,251)	—

Cash utilised by operations before ESOP transactions	(4,763,167)	(4,439,859)
ESOP cash transactions (restricted cash)	15,301	17,414

Cash utilised by operations before working capital changes	(4,747,866)	(4,422,445)
Working capital changes
Decrease/(increase) in trade and other receivables	656,467	4,185,730
(Decrease)/increase in trade and other payables	(4,913,217)	1,258,169
Increase in inventories	(145,754)	(133,985)

Cash generated (utilised by)/generated from operations	(9,150,371)	887,469

16.	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s Chief Executive Officer (“CEO”) (the Group’s chief operating decision maker) reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine – Mining of PGMs

•	Projects – Mining exploration in Kwanda

The majority of operations and functions are performed in South Africa. An insignificant portion of administrative functions are performed in the Company’s country of domicile.

The CEO considers earnings before net finance costs, income tax expense, depreciation and amortization (“EBITDA”) to be an appropriate measure of each segment’s performance. Accordingly, the EBITDA for each segment has been included. All external revenue is generated by the Bokoni Mine segment.

15 Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2016 AND 2015 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

16.	SEGMENT INFORMATION continued

	Three months ended March 31			Three months ended March 31
		2016		2015
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	4,017,278	—	4,017,278	(3,418,570)	—	(3,418,570)	(i)
Total Assets	325,023,500	3,533	325,027,033	750,474,710	—	750,474,710	(ii)

	Three months	Three months
	ended March 31	ended March 31
	2016	2015
(i) EBITDA
EBITDA for reportable segments	4,017,278	(3,418,570)
Net finance expense	(1,610,635)	(890,195)
Depreciation and amortisation	(4,394,963)	(9,944,533)
Corporate and consolidation adjustments	(5,881,123)	(3,995,575)

Consolidated loss before income tax	(7,869,443)	(18,248,873)

(ii) Total assets
Assets for reportable segments	325,027,033	750,474,710
Corporate and consolidation adjustments	4,593,081	(13,431,403)

Consolidated total assets	329,620,114	737,043,307

16  Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2016 AND 2015 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

17.	RELATED PARTIES

Relationships

Related party	Nature of relationship
RPM	The Group concluded a number of shared services agreements between Bokoni and RPM, a wholly owned subsidiary of Anglo Platinum and a 49% shareholder in Bokoni Holdco. Pursuant to the terms of various shared services agreements, the Anglo Platinum group of companies will continue to provide certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo Platinum group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services. RPM also provides debt funding to the Group and purchases all of the Group’s PGM concentrate.

Atlatsa Holdings	Atlatsa Holdings is the Company’s controlling shareholder.

Key management	All directors directly involved in the Atlatsa Group and certain members of top management at Bokoni and Plateau.

Related party balances

		Three months ended March 31 2016	Year ended December 31 2015
RPM	Loans and borrowings (refer note 11)	(141,765,611)	(172,790,360)
	Trade and other payables	(16,042,613)	(14,536,337)
	Trade and other receivables	2,556,537	2,594,530

Related party transactions

RPM	Revenue	35,588,673	52,310,635
	Finance expense (before interest capitalised)	6,360,788	4,579,024
	Administration expenses	1,587,771	2,386,620
	Cost of sales	8,188,408	9,857,403
	Costs capitalised to capital work-in-progress	—	857,984

18.	EVENTS AFTER THE REPORTING DATE

There were no events of a material nature that have occurred between the reporting date and the date of this report.

17 Atlatsa CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

Document 3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Harold Motaung, Chief Executive Officer of Atlatsa Resources Corporation, certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Atlatsa Resources Corporation (the “issuer”) for the interim period ended March 31, 2016.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is The Committee for Sponsoring Organizations of the Treadway Commission.

5.2 ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a) a description of the material weakness;

(b) the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c) the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2016 and ended on March 31, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 16, 2016

/s/ Harold Motaung
Harold Motaung
Chief Executive Officer

Document 4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Boipelo Lekubo, Chief Financial Officer of Atlatsa Resources Corporation, certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Atlatsa Resources Corporation (the “issuer”) for the interim period ended March 31, 2016.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is The Committee for Sponsoring Organizations of the Treadway Commission.

5.2 ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a) a description of the material weakness;

(b) the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c) the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2016 and ended on March 31, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 16, 2016

/s/ Boipelo Lekubo
Boipelo Lekubo
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date: May 16, 2016	By:	/S/ BOIPELO LEKUBO
	Name:	Boipelo Lekubo
	Title:	Chief Financial Officer